Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

TERNS PHARMACEUTICALS, INC.

at

$53.00 Net Per Share of Common Stock

by

THAILAND MERGER SUB, INC.

a wholly owned subsidiary of

MERCK SHARP & DOHME LLC

a wholly owned subsidiary of

MERCK & CO., INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON MAY 4, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

This offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 24, 2026 (together with any amendments or supplements thereto, the “Merger Agreement”), among Terns Pharmaceuticals, Inc., a Delaware corporation (“Terns”), Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), and Thailand Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Purchaser is offering to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of Terns (the “Shares”) for $53.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements from time to time hereto and thereto, collectively constitute the “Offer”). Under no circumstances will we pay interest on the consideration paid for shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment. The Merger Agreement provides, among other things, that Purchaser will be merged with and into Terns (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) without a vote of the stockholders of Terns in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), as soon as practicable (but in no event later than the first business day) following the acceptance for payment of the Shares validly tendered and not validly withdrawn (the “Offer Acceptance Time”), except if the conditions set forth in the Merger Agreement are not satisfied or waived as of such date, in which case the Merger shall occur on the first business day following the Offer Acceptance Time on which the conditions set forth in the Merger Agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the time of the Merger, but subject to the satisfaction or waiver of such conditions), unless Parent and Terns agree to another date prior to the Offer Acceptance Time.

The board of directors of Terns, at a meeting duly called and held, has unanimously (i) determined that it is fair to and in the best interests of Terns and its stockholders for Terns to enter into the Merger Agreement and any related agreements contemplated thereby (“Related Agreements”), to perform its obligations thereunder and to consummate the Transactions, including the Offer and the Merger, (ii) declared the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, (iii) authorized and approved the execution, delivery and performance by Terns of the Merger Agreement and any Related Agreements and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer and (v) recommended that the stockholders of Terns accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case upon the terms and subject to the conditions set forth in the Merger Agreement.

The Offer is not conditioned on obtaining financing or the funding thereof. However, the Offer is subject to various other conditions, including, among other things, there having been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares (if any) owned by Parent and its affiliates (but excluding Shares that have not yet been “received,” as such term is defined by Section 251(h)(6) of the DGCL), would represent one more Share than 50% of the total number of Shares issued and outstanding as of immediately following the consummation of the Offer. A summary of the principal terms of the Offer, including the conditions thereof, is provided herein under the heading “Summary Term Sheet.” This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read these documents carefully before deciding whether to tender your Shares.

Questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders also may contact their brokers, dealers, banks, trust companies or other nominees for assistance concerning the Offer.

April 7, 2026

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•

If you are a record holder (i.e., uncertificated stock in book-entry form has been issued to you and you directly hold your Shares in an account with Terns’ transfer agent, Computershare Trust Company, N.A.), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send the completed Letter of Transmittal and any documents required therein to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”).

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled as one minute following 11:59 p.m., Eastern Time, on May 4, 2026, unless extended or earlier terminated as permitted by the Merger Agreement).

Neither the Offer nor the Merger has been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 750-2689

Banks and Brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

Thailand Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Merck Sharp & Dohme LLC (“Parent”), is offering to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Terns Pharmaceuticals, Inc. (“Terns”) for $53.00 per Share (the “Offer Price”), net to the seller in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements from time to time hereto and thereto, collectively constitute the “Offer”), and pursuant to the Agreement and Plan of Merger, dated as of March 24, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Terns, Parent and Purchaser. The following are some of the questions you, as a Terns stockholder, may have and answers to those questions. This summary term sheet is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “us” and “our” refer to Purchaser and, where appropriate, Parent. The information concerning Terns contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Terns or has been taken from, or is based upon, publicly available documents or records of Terns on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy or completeness of such information.

Securities Sought	All of the outstanding Shares.

Price Offered Per Share	$53.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding of taxes.

Scheduled Expiration of Offer	One minute following 11:59 p.m., Eastern Time, on May 4, 2026, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement.

Purchaser	Thailand Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company.

Who is offering to buy my securities?

Thailand Merger Sub, Inc., a wholly owned subsidiary of Parent, is offering to buy your Shares. We are a Delaware corporation formed for the purpose of making this Offer for all of the outstanding Shares and completing the process by which we will be merged with and into Terns.

See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Parent and Purchaser.”

What securities are you offering to purchase?

We are offering to acquire all of the outstanding Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer to acquire the entire equity interest in Terns. If the Offer is consummated, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will be merged with and into Terns (the “Merger”), with Terns surviving the Merger. Upon consummation of the Merger, Terns will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

See “The Offer—Section 11—Background of the Offer; Contacts with Terns” and “The Offer—Section 12—Purpose of the Offer; Plans for Terns; Stockholder Approval; Appraisal Rights.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $53.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding of taxes. If you are the record holder of your Shares (i.e., uncertificated stock in book-entry form has been issued to you) and you directly tender your Shares to Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, then they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $6.7 billion to purchase all of the Shares pursuant to the Offer and complete the Merger in accordance with the terms and conditions of the Merger Agreement. Parent expects to obtain the necessary funds for the purchase of Shares in the Offer and the completion of the Merger through (i) cash on hand, (ii) borrowings made by Merck & Co., Inc. (“Merck”) under the Credit Agreement (as defined below) and/or through commercial paper offerings, (iii) proceeds from debt financings that Merck may decide to undertake, or (iv) a combination of the foregoing.

See “The Offer—Section 10—Source and Amount of Funds.” Other than borrowings made through the Credit Agreement as described further below, we have no specific alternative financing arrangements in connection with the Offer or the Merger. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer or the Merger. We believe the financial condition of Merck, Parent and Purchaser is not relevant to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision as to whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

as described above, we, through Parent, will have sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to complete the Merger, which is expected to occur as promptly as reasonably practicable following (but in any event no later than one business day after) the Offer Acceptance Time (as defined below), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement;

•	consummation of the Offer is not subject to, or conditioned upon, any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.

See “The Offer—Section 10—Source and Amount of Funds.”

What are the conditions to the Offer?

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), pay for any Shares tendered pursuant to the Offer, if any of the conditions set forth below (the “Offer Conditions”) is not satisfied or waived in writing by Parent and Purchaser (to the extent waivable by Parent and Purchaser) as of one minute following 11:59 p.m., Eastern Time, on May 4, 2026 (as such date may be extended in accordance with the Merger Agreement, the “Expiration Time”):

•

the number of Shares validly tendered (and not validly withdrawn), considered together with all other Shares (if any) owned by Parent and its affiliates (but excluding Shares that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), would represent one more Share than 50% of the total number of Shares issued and outstanding as of immediately following the consummation of the Offer (the “Minimum Condition”);

•	the representations and warranties of Terns as set forth:

•

in the first two sentences of Section 3.1(a) (Organization; Subsidiaries) and in Section 3.2 (Authority; Binding Nature of Agreement), Section 3.3(a)(i) (Non-Contravention; Consents), the portions of Section 3.4 (Capitalization) not addressed by the third sub-bullet below, Section 3.22 (Takeover Laws) and Section 3.24 (Brokers and Other Advisors) of the Merger Agreement being accurate (a) in all respects, to the extent any such representations and warranties are qualified by “Material Adverse Effect” (as defined in “The Offer—Section 15—Conditions to the Offer”) or “materiality” qualifications in the text thereof, and (b) otherwise, in all material respects, in each case as of the date of the Merger Agreement and as of the Expiration Time as if made on and as of the Expiration Time (except to the extent any such representation or warranty expressly relates to an earlier date, in which case such representations and warranties need only be so accurate as of such date);

•

in Section 3.6(b) (No Material Adverse Effect) of the Merger Agreement being accurate in all respects as of the date of the Merger Agreement and as of the Expiration Time as if made on and as of the Expiration Time;

•

in the first sentence of Section 3.4(a) (Capitalization), in the first and second sentences of Section 3.4(d) (Capitalization) and in Section 3.4(f) (Capitalization) of the Merger Agreement being accurate in all respects, except for de minimis inaccuracies, as of the date of the Merger Agreement and as of the Expiration Time as if made on and as of the Expiration Time (except to the extent any such representation or warranty expressly relates to an earlier date, in which case such representations and warranties need only be so accurate as of such date); and

•

in the Merger Agreement (other than those referred to in the three sub-bullets above) being accurate (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties), as of the date of the Merger Agreement and as of the Expiration Time as if made on and as of the Expiration Time (except to the extent any such representation or warranty expressly relates to an earlier date, in which case such representations and warranties need only be so accurate as of such date), except where the failure of such representations and warranties to be so accurate would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (the conditions in this sub-bullet and the three foregoing sub-bullets, collectively, the “Representations Condition”);

•

Terns having complied with or performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the Expiration Time (or any failure to comply or perform having been cured by such time) (the “Obligations Condition”);

•	since the execution and delivery of the Merger Agreement, there not having occurred a Material Adverse Effect which is continuing as of the Expiration Time (the “No MAE Condition”);

•

Parent and Purchaser having received a certificate executed on behalf of Terns by Terns’ Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the No MAE Condition have been satisfied (the “Certificate Condition”);

•

any waiting period or extension thereof applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) having expired or been terminated and there not being in effect any voluntary agreement between Parent and Terns, on the one hand, and the Federal Trade Commission (“FTC”) or the Department of Justice (“DOJ”), on the other hand, pursuant to which Parent and Terns have agreed not to consummate the Offer or the Merger (together, the “HSR Clearance Condition”);

•

there not having been issued by any governmental body of competent jurisdiction and remaining in effect any order, judgment, writ, award, decision, decree, injunction or ruling (whether temporary, preliminary or permanent) that is binding under applicable law and which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, and there not having any law promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which remains in effect and which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (together, the “No Restraints Condition”); and

•	the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”).

See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

Is there an agreement governing the Offer?

Yes. Terns, Parent and Purchaser have entered into the Agreement and Plan of Merger, dated as of March 24, 2026. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Terns.

See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

What does Terns’ board of directors think about the Offer?

Terns’ board of directors (the “Terns Board”), at a meeting duly called and held, unanimously:

•

determined that it is fair to and in the best interests of Terns and its stockholders for Terns to enter into the Merger Agreement and any related agreements contemplated thereby (“Related Agreements”), to perform its obligations thereunder and to consummate the Transactions, including the Offer and the Merger;

•	declared the Merger Agreement and the Transactions, including the Offer and the Merger, advisable;

•

authorized and approved the execution, delivery and performance by Terns of the Merger Agreement and any Related Agreements and the consummation of the Transactions, including the Offer and the Merger;

•	resolved that the Merger be effected under Section 251(h) of the DGCL as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer; and

•

recommended that the stockholders of Terns accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case upon the terms and subject to the conditions set forth in the Merger Agreement.

Terns will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (the “Schedule 14D-9”) indicating the approval of the Merger Agreement, the Offer, the Merger and the other Transactions by the Terns Board and recommending that Terns’ stockholders tender their Shares to Purchaser pursuant to the Offer.

See “The Offer—Section 11—Background of the Offer; Contacts with Terns” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.” A more complete description of the reasons for the Terns Board’s approval of the Offer and the Merger will be set forth in the Schedule 14D-9 filed with the SEC and mailed to Terns’ stockholders.

How long do I have to decide whether to tender my Shares in the Offer?

You have until one minute following 11:59 p.m., Eastern Time, on May 4, 2026 to decide whether to tender your Shares in the Offer, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement. See “The Offer—Section 1—Terms of the Offer.” If we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the Expiration Time of the Offer.

When and how will I be paid for my tendered Shares?

In accordance with the terms and conditions of the Merger Agreement, and subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of the Offer Conditions, Purchaser will (and Parent will cause Purchaser to), promptly following the Expiration Time (and in any event by 9:00 a.m., Eastern Time, on the business day (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) immediately following the expiration of the Offer), irrevocably accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) all Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Payment for such Shares shall be made promptly following the Offer Acceptance Time.

We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. In all cases, if you are a record holder (i.e., uncertificated stock in book-entry form has been issued to you and you directly hold your Shares in an account with Terns’ transfer agent, Computershare Trust Company, N.A.), you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions provided therein.

Can the Offer be extended and under what circumstances?

Yes. Purchaser must (and Parent must cause Purchaser to) extend the Offer for any period required by any law, any interpretation or position of the SEC or its staff or The Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer. Further, if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent, and other than those Offer Conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied), Purchaser must (and Parent must cause Purchaser to) extend the Offer from time to time, for an additional period in consecutive increments of up to ten business days (or such other period of time agreed by Parent and Terns) per extension, to permit such Offer Condition to be satisfied. However, if each Offer Condition (other than solely the Minimum Condition and those Offer Conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied) has been satisfied or waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent), Purchaser must (and Parent must cause Purchaser to) extend the Offer for additional periods of ten business days per extension in order to permit the Minimum Condition to be satisfied. Such requirement to extend the Offer in order to permit the Minimum Condition to be satisfied will apply only on four separate occasions, after which Purchaser will not be required to so extend the Offer, but may choose to do so at its discretion.

Notwithstanding the foregoing, Purchaser (a) is not required to extend the Offer beyond the earlier of (i) the termination of the Merger Agreement and (ii) the End Date (as defined below, and such earlier occurrence, the “Extension Deadline”); and (b) is not permitted to extend the Offer beyond three business days prior to the Extension Deadline without the prior written consent of Terns. The “End Date” means on or prior to 11:59 p.m., Eastern Time, on September 24, 2026, which End Date will be automatically extended twice, first to

December 24, 2026, and then second to March 24, 2027, in each case if, on the applicable End Date before such extension, all of the Offer Conditions (other than the HSR Clearance Condition and, if in respect of any antitrust law, the No Restraints Condition) have been satisfied or waived, to the extent waivable, by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied).

Will you provide a subsequent offering period?

We will not offer a subsequent offering period.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the business day after the day on which the Offer was scheduled to expire.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (i.e., uncertificated stock in book-entry form has been issued to you and you directly hold your Shares in an account with Terns’ transfer agent, Computershare Trust Company, N.A.), you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions provided therein, and send it with any documents required in the Letter of Transmittal to the Depositary as set forth in Section 3 of this Offer to Purchase.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

These materials must reach the Depositary prior to the Expiration Time. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares.”

We are not providing for guaranteed delivery procedures. Therefore, you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary, which is earlier than the Expiration Time. In addition, for Terns stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. Terns stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Time. Further, if we have not accepted your Shares for payment by June 6, 2026, you may withdraw them at any time after June 6, 2026. Once we accept your tendered Shares for payment upon the Expiration Time, you will no longer be able to withdraw them.

See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, which includes the required information, to the Depositary while you have the right to withdraw such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares.

See “The Offer—Section 4—Withdrawal Rights.”

Who can participate in the Offer?

The Offer is open to all stockholders of record and beneficial owners of Shares.

Can holders of stock options and/or restricted stock units participate in the Offer?

The Offer is only for the outstanding Shares and not for (a) any options to purchase Shares (“Terns Options”) or (b) any award of restricted stock units (“Terns RSUs” and together with the Terns Options, the “Terns Equity Awards”). If you hold unexercised Terns Options and you wish to participate in the Offer, you must exercise your Terns Options (to the extent they are exercisable) in accordance with the terms of the applicable award agreement, Terns’ Insider Trading Policy, and tender such Shares received upon the exercise in accordance with the terms of the Offer. Pursuant to the Merger Agreement, at the Effective Time (as defined below):

•

each Terns Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, and which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”), will be cancelled and converted into the right to receive (without interest) a cash payment equal to (i) the excess of (A) the Offer Price over (B) the exercise price payable per Share of such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time;

•

each Terns Option other than an In the Money Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, will be cancelled for no consideration; and

•

each Terns RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will, be cancelled and converted into the right to receive (without interest) a cash payment in an amount equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Terns RSU.

See “The Offer—Section 13—Transaction Documents—The Merger—Treatment of Terns Equity Awards.”

At the Effective Time, the 2017 Terns Equity Incentive Plan, 2021 Incentive Award Plan and 2022 Employment Inducement Award Plan, in each case, as amended (collectively, the “Terns Equity Plan”), and all outstanding equity and equity-based awards granted thereunder will terminate (other than with respect to the right to receive payment in accordance with the terms of the Merger Agreement), and no further Shares, Terns Options, Terns RSUs, equity interests or other rights with respect to Shares will be granted under the Terns Equity Plans.

The effective time of the Merger (being such date and at such time as a certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL) is referred to as the “Effective Time.”

How will the Terns ESPP be treated?

Following the date of the Merger Agreement, (i) no new participants will be permitted to participate in the Terns 2021 Employee Stock Purchase Plan (the “Terns ESPP”) and participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, and (ii) no “offering period” or “purchase period” (each as defined in the Terns ESPP) will be commenced under the Terns ESPP. If the Effective Time occurs prior to May 31, 2026 (the next “exercise date” as defined in the Terns ESPP), (A) all outstanding purchase rights under the Terns ESPP will automatically be exercised, in accordance with the terms of the Terns ESPP, no later than five business days prior to the Effective Time (the “Final Purchase Date”) and

(B) subject to the consummation of the Merger, the Terns ESPP will terminate and no further purchase rights will be granted under the Terns ESPP. All Shares purchased on the Final Purchase Date will be cancelled at the Effective Time and converted into the right to receive the Offer Price in accordance with the Merger Agreement. To the extent required by the Terns ESPP, Terns shall provide notice to Terns ESPP participants describing the treatment of the plan pursuant to the Merger Agreement.

See “The Offer—Section 13—Transaction Documents—The Merger—Treatment of Terns ESPP.”

Will the Offer be followed by a Merger if not all of the Shares are tendered in the Offer? If the Offer is completed, will Terns continue as a public company?

If the Minimum Condition is satisfied and the Offer is consummated, subject to the satisfaction or waiver of the other conditions to the Merger, we will effect the Merger of Purchaser with and into Terns as soon as practicable (but in no event later than one business day) following the Offer Acceptance Time in accordance with the terms and conditions of the Merger Agreement. The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of Terns. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without Terns’ consent to) accept Shares for purchase in the Offer, nor will we be able to consummate the Merger.

However, if the Offer is consummated, we expect to complete the Merger pursuant to Section 251(h) of the DGCL and other applicable legal requirements, after which the separate existence of Purchaser will cease and Terns will continue as the surviving corporation and a wholly owned subsidiary of Parent, and the Shares will no longer be publicly traded, given that, following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act. In addition, if the Merger takes place, each Share outstanding at the Effective Time (other than (i) Shares held by Terns (or held in Terns’ treasury), Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Terns, Parent or Purchaser, (ii) Shares irrevocably accepted for purchase in the Offer and (iii) Shares issued and outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither validly withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”)) will receive the applicable price per Share paid in the Offer without interest and subject to any applicable withholding of taxes.

See the “Introduction” to this Offer to Purchase and “The Offer—Section 12—Purpose of the Offer; Plans for Terns; Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, each Share that is not tendered by a stockholder of Terns and irrevocably accepted for purchase in the Offer (other than (i) Shares held by Terns (or held in Terns’ treasury), Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Terns, Parent or Purchaser, (ii) Shares irrevocably accepted for purchase in the Offer and (iii) Dissenting Shares) will be automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding of taxes. If we accept and purchase Shares in the Offer, we will consummate the Merger as soon as reasonably practicable after the Offer Acceptance Time without a vote of the stockholders of Terns, pursuant to the relevant provisions of the DGCL and other applicable legal requirements. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you may be paid later if you do not tender your Shares.

While we are obligated under the terms of the Merger Agreement to consummate the Merger within one business day following the Offer Acceptance Time (subject to satisfaction of the conditions specified in the Merger Agreement) and intend to consummate the Merger as soon as practicable after we consummate the Offer, if the

Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, Terns may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies.

See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

Assuming the Minimum Condition is satisfied and we purchase the validly tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

See “The Offer—Section 12—Purpose of the Offer; Plans for Terns; Stockholder Approval; Appraisal Rights—No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of record of Terns or beneficial owners of Shares who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) have not otherwise waived appraisal rights; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL; and (v) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by Terns and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery, will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger and Terns may argue in any appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

See “The Offer—Section 12—Purpose of the Offer; Plans for Terns; Stockholder Approval; Appraisal Rights—Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On March 24, 2026, the last full trading day before we announced our intention to commence the Offer, the closing price of the Shares on Nasdaq was $50.00 per Share. The 60-day volume-weighted average price on Nasdaq was $40.61 per Share and the 90-day volume-weighted average price on Nasdaq was $37.35 per Share. On April 6, 2026, the last full trading day before the date of this Offer to Purchase, the closing price of the Shares on Nasdaq was $52.78. Please obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.

What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer or the Merger?

In general, your exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. You are urged to consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer or the Merger in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the information agent (the “Information Agent”) for the Offer, toll free at (877) 750-2689 for assistance.

See the back cover of this Offer to Purchase.

To the Stockholders of Terns:

INTRODUCTION

Thailand Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Merck Sharp & Dohme LLC (“Parent”), is offering to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Terns Pharmaceuticals, Inc. (“Terns”) for $53.00 per Share (the “Offer Price”), net to the seller in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements from time to time hereto and thereto, collectively constitute the “Offer”), and pursuant to the Agreement and Plan of Merger, dated as of March 24, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Terns, Parent and Purchaser. Unless the context requires otherwise, the terms “we” and “our” refer to Purchaser and, where appropriate, Parent.

If you are the record holder of your Shares (i.e., uncertificated stock in book-entry form has been issued to you), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable rate on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares—Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

We are making the Offer pursuant to the Merger Agreement, which provides, among other things, that as soon as practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Terns (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Terns continuing as the surviving corporation and a wholly owned subsidiary of Parent. The effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the Delaware General Corporation Law (the “DGCL”)) is referred to as the “Effective Time.” As of the Effective Time, each outstanding Share (other than (i) Shares held by Terns (or held in Terns’ treasury), Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Terns, Parent or Purchaser, (ii) Shares irrevocably accepted for purchase in the Offer and (iii) Shares issued and outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither validly withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”)) will receive the applicable price per Share paid in the Offer without interest and subject to any applicable withholding of taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Conditions to the Merger” (the “Offer Conditions”). “The Offer—Section 13—The Transaction Documents—The Merger Agreement” contains a more detailed description of the Merger Agreement. “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” summarizes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is only for the outstanding Shares and not for (a) any options to purchase Shares (“Terns Options”) or (b) any award of restricted stock units (“Terns RSUs” and together with the Terns Options, the “Terns Equity Awards”). If you hold unexercised Terns Options and you wish to participate in the Offer, you must exercise your Terns Options (to the extent they are exercisable) in accordance with the terms of the applicable award agreement, and tender such Shares received upon the exercise in accordance with the terms of the Offer. “Terns Equity Plan” means each of Terns’ 2017 Equity Incentive Plan, 2021 Incentive Award Plan and 2022 Employment Inducement Award Plan, in each case, as amended.

Pursuant to the Merger Agreement, except as otherwise agreed between Parent and the holder of the relevant Terns Equity Awards in writing, at the Effective Time (as defined below):

•

each Terns Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested and which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”), will be cancelled and converted into the right to receive (without interest) a cash payment equal to (i) the excess of (A) the Offer Price over (B) the exercise price payable per Share of such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time;

•

each Terns Option other than an In the Money Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, will be cancelled for no consideration; and

•

each Terns RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive (without interest) a cash payment in an amount equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Terns RSU.

At the Effective Time, the Terns Equity Plans and all outstanding equity and equity-based awards granted thereunder will terminate (other than with respect to the right to receive payment in accordance with the terms of the Merger Agreement), and no further Shares, Terns Options, Terns RSUs, equity interests or other rights with respect to Shares will be granted under the Terns Equity Plans.

Following the date of the Merger Agreement, (i) no new participants will be permitted to participate in the Terns ESPP and participants may not increase their payroll deductions or purchase elections under the Terns ESPP from those in effect on the date of the Merger Agreement, and (ii) no “offering period” or “purchase period” (each as defined in the Terns ESPP) will be commenced under the Terns ESPP. If the Effective Time occurs prior to May 31, 2026 (the next “exercise date” as defined in the Terns ESPP), (A) all outstanding purchase rights under the Terns ESPP will automatically be exercised, in accordance with the terms of the Terns ESPP, no later than five business days prior to the Effective Time (the “Final Purchase Date”) and (B) subject to the consummation of the Merger, the Terns ESPP will terminate and no further purchase rights will be granted under the Terns ESPP. All Shares purchased on the Final Purchase Date will be cancelled at the Effective Time and converted into the right to receive the Offer Price in accordance with the Merger Agreement. To the extent required by the Terns ESPP, Terns shall provide notice to Terns ESPP participants describing the treatment of the plan pursuant to the Merger Agreement.

The board of directors of Terns (the “Terns Board”), at a meeting duly called and held, has unanimously (i) determined that it is fair to and in the best interests of Terns and its stockholders for Terns to enter into the Merger Agreement and any related agreements contemplated thereby (“Related Agreements”), to perform its obligations thereunder and to consummate the Transactions, including the Offer and the Merger, (ii) declared the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, (iii) authorized and approved the execution, delivery and performance by Terns of the Merger Agreement and any Related Agreements and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer and

(v) recommended that the stockholders of Terns accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case upon the terms and subject to the conditions set forth in the Merger Agreement.

Terns will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the U.S. Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the Terns Board’s reasons for authorizing and approving the Merger Agreement and the Transactions. Therefore, stockholders of Terns are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), pay for any Shares tendered pursuant to the Offer, if any of the Offer Conditions is not satisfied or waived in writing by Parent and Purchaser (to the extent waivable by Parent and Purchaser) as of the Expiration Time. The Offer is not conditioned upon Parent or Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”

According to Terns, as of the close of business on April 2, 2026, the most recent practicable date, (i) no Shares were subject to issuance pursuant to warrants to purchase Shares, (ii) 12,925,730 Shares were subject to issuance pursuant to Terns Options granted and outstanding under the Terns Equity Plans (which Terns Options have a weighted average exercise price of $10.40), (iii) 1,117,996 Shares were subject to issuance pursuant to Terns RSUs granted and outstanding under the Terns Equity Plans, (iv) 10,755,093 Shares were reserved for future issuance under the Terns Equity Plans, (v) a maximum of 160,935 Shares were estimated to be subject to outstanding purchase rights under the Terns ESPP (determined in accordance with the terms of the Terns ESPP, including applying the applicable discount to the closing price per Share on June 1, 2025 with respect to the offering period thereunder that commenced on such date and the closing price per Share on December 1, 2025 with respect to the offering period thereunder that commenced on such date and assuming that employee contributions will continue until the final purchase date under the Terns ESPP (which is assumed to be May 31, 2026)) and (iv) no Shares were held in treasury by Terns.

Assuming no additional Shares are issued prior to the Expiration Time and based on the Shares outstanding as of April 2, 2026, we anticipate that the Minimum Condition would be satisfied if approximately 6,462,866 Shares are validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

We currently intend, as soon as practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors and officers of Purchaser will be the directors and officers of Terns.

Section 251(h) of the DGCL provides that, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary for such tender offer prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation

(within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of Terns’ stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 12—Purpose of the Offer; Plans for Terns; Stockholder Approval; Appraisal Rights.”

The Offer is conditioned upon the fulfillment of the conditions described in “The Offer—Section 15—Conditions to the Offer.” The Offer will expire one minute following 11:59 p.m., Eastern Time, on May 4, 2026, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement (the “Expiration Time”). See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without a vote of Terns’ stockholders.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ THE DOCUMENTS IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Shares” at or prior to the Expiration Time. The Offer will expire one minute following 11:59 p.m., Eastern Time, on May 4, 2026, unless extended or earlier terminated as permitted by the Merger Agreement. No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.

The Offer is subject to the Offer Conditions set forth in “—Section 15—Conditions to the Offer,” which include, among other things, satisfaction of the Minimum Condition, the Obligations Condition, the No MAE Condition, the HSR Clearance Condition, and the No Restraints Condition. See also “—Section 16—Certain Legal Matters; Regulatory Approvals.” Subject to the satisfaction and waiver of the Offer Conditions, we will (i) as promptly as practicable following the Expiration Time (and in any event by 9:00 a.m. Eastern Time on the business day (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Time) accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly after the Offer Acceptance Time, pay for such Shares.

Purchaser must (and Parent must cause Purchaser to) extend the Offer for any period required by any law, any interpretation or position of the SEC or its staff or The Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer. Further, if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent, and other than those Offer Conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied), Purchaser must (and Parent must cause Purchaser to) extend the Offer from time to time, for an additional period in consecutive increments of up to ten business days (or such other period of time agreed by Parent and Terns) per extension, to permit such Offer Condition to be satisfied. However, if each Offer Condition (other than solely the Minimum Condition and those Offer Conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied) has been satisfied or waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent), Purchaser must (and Parent must cause Purchaser to) extend the Offer for additional periods of ten business days per extension in order to permit the Minimum Condition to be satisfied. Such requirement to extend the Offer in order to permit the Minimum Condition to be satisfied will apply only on four separate occasions, after which Purchaser will not be required to so extend the Offer, but may choose to do so at its discretion. Notwithstanding the foregoing, Purchaser (a) is not required to extend the Offer beyond the earlier of (i) the termination of the Merger Agreement (ii) the End Date; and (b) is not permitted to extend the Offer beyond three business days prior to the Extension Deadline without the prior written consent of Terns.

Purchaser expressly reserves the right, to the extent permitted by applicable law, to (i) increase the Offer Price, (ii) waive, in whole or in part, any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without Terns’ prior written consent, Purchaser will not, and Parent will cause Purchaser not to, (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition, HSR Clearance Condition and No Restraints Condition, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Time or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law.

The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

As soon as practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser and Parent expect to complete the Merger without a vote of the stockholders of Terns pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Terns has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer, we will, as promptly as practicable following the Expiration Time (and in any event by 9:00 a.m., Eastern Time, on the business day (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Time), accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) and, at or promptly following the Offer Acceptance Time, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (a) a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Depository Trust Company (the “Book-Entry Transfer Facility”), (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) and (c) any other required documents. For a description of the procedures for tendering Shares pursuant to the Offer, see “—Section 3—Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “—Section 3—Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in accordance with the terms of the Merger Agreement, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but such assignment will not (i) impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of Terns under the Merger Agreement or (ii) relieve Parent of its obligations under the Merger Agreement.

3. Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal, properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility.

The method of delivery of Shares through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to the procedure described above will constitute your acceptance of the Offer, as well as your representation and warranty that (a) you own the Shares being tendered, (b) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (c) when the Shares are accepted for payment by Purchaser, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between Purchaser with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility.

If delivery of Shares is effected through book-entry transfer, the Letter of Transmittal should not be returned to the Depositary and instead an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

No Guaranteed Delivery

We are not providing for guaranteed delivery procedures. Therefore, Terns stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary, which is earlier than the Expiration Time. In addition, for Terns stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. Terns stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Backup Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate IRS Form W-8.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meetings of Terns’ stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Terns’ stockholders.

Determination of Validity

We will determine, in our sole discretion (which may be delegated in whole or in part to the Depositary), all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Terns, Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

4. Withdrawal Rights

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after June 6, 2026, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “—Section 3—Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

5. Material U.S. Federal Income Tax Consequences

This section discusses the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who tender Shares pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations proposed or promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, all as in effect as of the date of this Offer. These authorities are subject to change, possibly with retroactive effect, and subject to differing interpretations, which could adversely affect a holder of Shares. We have not sought and will not seek any rulings from the IRS regarding the matters discussed herein. There can be no assurance the IRS or a court will not take a contrary position to the views expressed herein. This section does not address the tax treatment of exchanging the Shares pursuant to the Offer or Merger under the laws of any state, local or non-U.S. taxing jurisdiction.

This discussion is limited to Shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and not as qualified small business stock within the meaning of Section 1202 of the Code. This discussion does not address all U.S. federal income tax consequences relevant to a holder of Shares in light of such holder’s particular circumstances, including to holders subject to special rules such as:

•	banks, insurance companies, or other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in currencies or securities, or other persons that elect to use a mark-to-market method of accounting for their holdings in Shares;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	persons who hold or receive Shares pursuant to the exercise of any employee stock option or otherwise as compensation (including Terns Options, Terns RSUs, Terns Warrants, or the Terns ESPP);

•	tax-qualified retirement plans;

•	U.S. Holders that own, or have owned, actually or constructively, more than 5% of our Shares;

•	persons subject to the alternative minimum tax;

•	persons who own (or are deemed to own) stock of Parent;

•	persons who exercise appraisal rights in the Merger;

•	U.S. expatriates and former citizens or long-term residents of the United States; and

•	persons holding Shares as part of a hedge, straddle or other risk-reduction strategy, or as part of a conversion transaction or other integrated investment.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner in such partnership will depend on the status of the partner, the activities of such partnership, and certain determinations made at the partner level. Accordingly, each partnership and each partner in such partnership holding Shares is urged to consult its tax advisor regarding the U.S. federal income tax consequences to them of the transactions pursuant to the Offer and the Merger.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a domestic corporation;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (a) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (b) that has a valid election in effect under applicable Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Shares other than a U.S. Holder and that is not a partnership for U.S. federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND MAY NOT, AND IS NOT INTENDED TO, BE CONSTRUED AS TAX ADVICE. EACH HOLDER OF SHARES IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO ITS PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE TRANSACTIONS PURSUANT TO THE OFFER AND THE MERGER ARISING UNDER STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

U.S. Holders

In general, a U.S. Holder that exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss equal to the difference between such U.S. Holder’s adjusted tax basis in the Shares and the amount of cash received in exchange therefor. Any gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder is subject to U.S. federal income tax at a preferential rate if the U.S. Holder’s holding period in the Shares exceeds one year as of the date of the exchange of such Shares pursuant to the Offer or the Merger, as applicable. The deduction of capital losses is subject to limitations.

Non-corporate U.S. Holders whose income exceeds certain thresholds generally are also subject to a 3.8% tax on all or part of their net investment income. Net investment income includes net gains from the exchange of Shares pursuant to the Offer or the Merger. U.S. Holders are encouraged to consult their respective tax advisors regarding the application of this net investment income tax in their particular circumstances.

Non-U.S. Holders

A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain (or loss) recognized with respect to Shares exchanged in the Offer or the Merger unless:

•

such gain on Shares is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by applicable income tax treaty, is attributable to such Non-U.S. Holder’s permanent establishment in the United States); or

•	such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise). Such gain of a corporate Non-U.S. Holder may also be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty).

Gain described in the second bullet point above will generally be subject to tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty), which may be offset by U.S.-source capital losses recognized in the same taxable year by the Non-U.S. Holder, provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of the transactions pursuant to the Offer and the Merger, including any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting and may be subject to backup withholding at the applicable rate (currently 24%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided that the required information is timely furnished to the IRS. See “—Section 3—Procedures for Tendering Shares—Backup Withholding.”

6. Price Range of Shares; Dividends

According to Terns’ Annual Report on Form 10-K for the year ended December 31, 2025, the Shares are listed and principally traded on The Nasdaq Global Select Market under the symbol “TERN.” The following table sets forth the high and low closing sale prices per Share on Nasdaq with respect to the periods indicated and as reported by published financial sources:

	High	Low
2024
First Quarter	$8.19	$4.86
Second Quarter	$8.20	$4.54
Third Quarter	$11.23	$6.49
Fourth Quarter	$8.27	$5.53
2025
First Quarter	$5.75	$2.76
Second Quarter	$4.10	$2.00
Third Quarter	$8.18	$3.85
Fourth Quarter	$47.09	$7.50
2026
First Quarter	$53.17	$34.11
Second Quarter (through April 6, 2026)	$52.79	$52.72

Terns does not pay cash dividends on the Shares and, under the terms of the Merger Agreement, subject to certain exceptions, Terns is not permitted to establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests. If we acquire control of Terns, we currently intend that no dividends will be declared on the Shares prior to the Effective Time.

On March 24, 2026, the last full trading day before the announcement of the Merger Agreement, the Merger and the Offer, the closing price per Share on Nasdaq was $50.00 in published financial sources. The 60-day volume-weighted average price on Nasdaq was $40.61 per Share and the 90-day volume-weighted average price on Nasdaq was $37.35 per Share. On April 6, 2026, the last full trading day before the date of this Offer to Purchase, the closing price per Share on Nasdaq was $52.78. Please obtain a recent quotation for the Shares before deciding whether or not to tender.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations

Assuming the Minimum Condition is satisfied and we purchase the Shares in the Offer, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

While we are obligated under the terms of the Merger Agreement to consummate the Merger within one business day following the Offer Acceptance Time (subject to the satisfaction of the conditions specified in the Merger Agreement) and intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than (i) Shares held by Terns (or held in Terns’

treasury), Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Terns, Parent or Purchaser and (ii) Dissenting Shares) will receive cash in an amount equal to the price per Share paid in the Offer.

Stock Exchange Listing

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on Nasdaq or any other market of the Nasdaq Stock Market, the market for the Shares could be adversely affected. The Shares may no longer meet the criteria for continued listing on the Nasdaq Stock Market if, among other things, Terns no longer meets the requirements for the number of publicly held Shares, the aggregate market value of the listed Shares or the number of stockholders of the Shares.

If Nasdaq were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Terns to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Terns subject to registration, would substantially reduce the information required to be furnished by Terns to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to Terns. Furthermore, “affiliates” of Terns and persons holding “restricted securities” of Terns may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.

Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as promptly as practicable, following which the Shares will no longer be publicly traded. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of Terns’ reporting obligations under the Exchange Act.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Terns

The information concerning Terns contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

Terns is a clinical-stage oncology company reimagining known biology to deliver high impact medicines. The company’s portfolio consists of drug candidates intended to improve clinical outcomes compared to current standard of care in the target indication. All product candidates in the pipeline were internally discovered. The lead oncology asset is TERN-701, a novel, oral allosteric BCR-ABL1 inhibitor with best-in-disease potential for chronic myeloid leukemia (CML) currently in Phase 1/2 development.

Terns was incorporated under the laws of the Cayman Islands in 2016. In December 2020, Terns effected a deregistration under the Cayman Islands Companies Law (2020 Revision) and a domestication under Section 388 of the DGCL, pursuant to which Terns’ jurisdiction of incorporation was changed from the Cayman Islands to Delaware. Terns’ principal executive offices are located at 1065 East Hillsdale Boulevard, Suite 100, Foster City, California 94404. The telephone number of Terns’ principal executive offices is (650) 525-5535.

Additional Information

Terns is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s website at www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of this Offer to Purchase.

9. Certain Information Concerning Parent and Purchaser

Parent is a wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Merck”), which is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products. Merck’s operations are principally managed on a products basis and include two operating segments, which are the pharmaceutical and animal health segments, both of which are reportable segments.

The address of Merck and Parent’s principal executive offices is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. The telephone number of Merck and Parent’s principal executive offices is (908) 740-4000.

Purchaser is a Delaware corporation and wholly owned indirect subsidiary of Parent, and was formed solely for the purpose of facilitating an acquisition by Parent. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Until immediately before the time Purchaser accepts Shares for purchase in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Upon consummation of the Merger, Purchaser will merge with and into Terns, whereupon the separate corporate existence of Purchaser will cease, and Terns will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

The address of Purchaser’s principal executive offices is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. The telephone number of Purchaser’s principal executive offices is (908) 740-4000.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Merck, Parent and Purchaser and certain other information are set forth on Schedule I hereto. None of Merck, Parent or Purchaser is an affiliate of Terns.

During the last five years, none of Merck, Parent or Purchaser or, to the best knowledge of Merck, Parent and Purchaser, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase, during the two years before the date of this Offer to Purchase, there have been (i) no transactions between any of Merck, Parent, Purchaser, their subsidiaries or, to the best knowledge of Merck, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Terns or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) no negotiations, transactions or material contacts between Merck, Parent, Purchaser, their subsidiaries or, to the best knowledge of Merck, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Terns or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision as to whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash; (b) we, through Parent, Merck and their affiliates, will have sufficient funds or amounts available under existing credit facilities to acquire all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as soon as practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement; (c) consummation of the Offer is not subject to any financing condition; and (d) if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The SEC maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.

Purchaser and Parent have made no arrangements in connection with the Offer to provide holders of Shares access to our corporate files or to obtain counsel or appraisal services at our expense. For a discussion of appraisal rights, see “—Section 12—Purpose of the Offer; Plans for Terns; Stockholder Approval; Appraisal Rights.”

10. Source and Amount of Funds

Purchaser estimates that it will need approximately $6.7 billion to purchase all of the Shares pursuant to the Offer and complete the Merger in accordance with the terms and conditions of the Merger Agreement. Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to complete the Merger. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer or the Merger.

Parent expects to obtain the necessary funds for the purchase of Shares in the Offer and the completion of the Merger through (i) cash on hand, (ii) borrowings made by Merck under the Credit Agreement (as defined below) and/or through commercial paper offerings, (iii) proceeds from debt financings that Merck may decide to undertake, or (iv) a combination of the foregoing. Other than borrowings made through the Credit Agreement as described further below, we have no specific alternative financing arrangements in connection with the Offer or the Merger. We believe the financial condition of Merck, Parent, and Purchaser is not relevant to a decision by a holder of Shares on whether to sell, hold or tender Shares in the Offer.

Credit Agreement

On April 1, 2026, Merck entered into the 364-Day Delayed Draw Term Loan Credit Agreement (the “Credit Agreement”) with the lenders party thereto and Citibank, N.A., as administrative agent, pursuant to which each lender has committed, subject to satisfaction of certain conditions set forth in the Credit Agreement, to provide Merck with financing under a 364-day term loan facility in an aggregate amount not to exceed $6 billion.

Borrowings under the Credit Agreement will bear interest at a rate per annum equal to the SOFR rate plus a margin of (i) 0.50% during the period from and including the date loans are borrowed under the Credit Agreement (the “Funding Date”) to the date that is 180 days from the Funding Date and (ii) 0.75% thereafter. The undrawn commitments under the Credit Agreement will be subject to a commitment fee commencing on July 30, 2026 at a per annum rate of 0.02%.

The commitments under the Credit Agreement will be mandatorily reduced, or the term loans will be repaid, with net cash proceeds of non-ordinary course asset sales and certain debt issuances and equity issuances, subject to qualifications and exceptions specified in the Credit Agreement. Merck also has the ability to voluntarily cancel commitments or repay amounts outstanding under the Credit Agreement each by a minimum amount of $10 million. Loans under the Credit Agreement will mature on the date that is 364 days after the Funding Date.

The Credit Agreement contains representations, warranties, undertakings and events of default that are customary for facilities of this type, with such adjustments as are necessary to reflect the transaction structure.

The proceeds of the Credit Agreement may be used to fund the contemplated acquisition of Terns. Merck intends to use the proceeds from one or more debt or other financings to either (i) fund the transaction in lieu of proceeds from the Credit Agreement, and/or (ii) satisfy its obligations related to any borrowings under the Credit Agreement.

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed herewith as Exhibit (b)(1) and incorporated by reference herein.

11. Background of the Offer; Contacts with Terns

The following is a description of contacts between representatives of Merck and its affiliates and representatives of Terns and other persons that resulted in the execution of the Merger Agreement. For a review of Terns’ additional activities, please refer to the Schedule 14D-9 that will be filed by Terns with the SEC and mailed to stockholders of Terns.

From time to time in the ordinary course of business, Merck evaluates various business opportunities to enhance stockholder value. These evaluations have included periodic assessments of potential strategic transactions to strengthen Merck’s existing business.

On January 13, 2026, representatives of Merck met with representatives of Terns at the 44th Annual J.P. Morgan Healthcare Conference in San Francisco, California.

On January 24, 2026, a representative of Merck contacted a representative of Terns, with whom they had engaged in prior business development discussions unrelated to a potential acquisition of Terns, and expressed Merck’s interest in TERN-701 and a desire to conduct due diligence relating to a potential transaction involving Terns.

On January 25, 2026, Ms. Amy Burroughs, the Chief Executive Officer of Terns, reached out to a representative of Merck, and informed the representative of Merck that Terns had received an all-cash acquisition proposal at a premium to its current share price, which the Terns Board was taking seriously, and that she wanted to assess whether Merck would also have an interest in evaluating an acquisition of Terns. Ms. Burroughs further requested that Merck come back to her within approximately ten days with an initial indication of value and level of interest, so that Terns could determine whether it made sense to continue investing time and resources considering a potential transaction with Merck, while also offering that Terns would be willing to answer targeted due diligence questions that might assist in Merck’s evaluation.

On January 26, 2026, a representative of Merck submitted a list of key due diligence questions to Terns, and, over the course of the next few days, Terns facilitated targeted pre-data room due diligence in the select areas that Merck had identified as important, in reliance on the terms of the Confidentiality Agreement (as defined below) that were in effect at such time, which terms did not then include any standstill or similar provisions.

On February 5, 2026, Merck submitted a non-binding proposal to acquire 100% of Terns’ fully diluted equity interests at an all-cash purchase price of $61.00 per Share (the “February 5th Proposal”). Prior to the submission of the February 5th Proposal, a representative of Merck had a call with Ms. Burroughs to preview its contents. During the call, the representative of Merck and Ms. Burroughs discussed certain of Merck’s due diligence requirements. Following that conversation, a representative of Merck also had a call with a representative of Centerview Partners LLC (“Centerview”), financial advisor to Terns, in connection with the February 5th Proposal, during which the representative of Centerview emphasized the importance of Merck moving quickly.

That same day, a representative of Merck received from Freshfields US LLP (“Freshfields”), legal counsel to Terns, a draft amendment to the Confidentiality Agreement (“Amendment No. 3 to the Confidentiality Agreement”).

On February 6, 2026, representatives of Covington & Burling LLP (“Covington”), outside legal counsel to Merck, and Freshfields finalized Amendment No. 3 to the Confidentiality Agreement, and the parties executed that amendment on the same day. That Amendment No. 3 to the Confidentiality Agreement, among other things, amended the Confidentiality Agreement to provide for the inclusion of customary standstill provisions in favor of Terns. The standstill restrictions terminate upon the occurrence of, among other things, Terns’ execution of a definitive agreement with a third party to acquire more than 50% of its outstanding voting securities, and do not restrict Merck from making confidential acquisition proposals to Terns’ Chief Executive Officer or the Terns Board, and do not include “don’t ask, don’t waive” or similar provisions prohibiting Merck from requesting that the Terns Board release it from its standstill obligations. Following execution of Amendment No. 3 to the Confidentiality Agreement and later that evening, Merck received from Terns access to a virtual data room so that Merck could commence its due diligence.

On February 9, 2026, Merck conducted a site visit in China with one of Terns’ manufacturers.

In the evening on February 9, 2026, Merck received an initial draft of the merger agreement and the related disclosure letter from Terns. The initial draft of the merger agreement provided for, among other things, (i) a termination fee in the amount of 2.5% of Terns’ fully diluted equity value at the upfront deal price, payable by Terns in the event that Terns terminated the merger agreement to accept a superior proposal or Parent terminated the merger agreement due to an adverse change in recommendation by the Terns Board and (ii) a “hell-or-high-

water” commitment on the part of Parent to undertake asset divestitures and other remedies if required in order to obtain antitrust approvals for the transaction.

During the weeks of February 9 and February 16, 2026, Merck continued to conduct due diligence with respect to Terns and engaged in several due diligence calls with representatives of Terns.

During the week of February 9, 2026, Merck received updated clinical data from Terns’ ongoing CARDINAL trial of TERN-701 from Terns management, which was previously requested by Merck, and held a due diligence call with representatives of Terns to discuss the updated CARDINAL clinical data. That same week, Merck received from Terns clinical data generated under Terns’ exclusive option and license agreement with Hansoh (Shanghai) Healthtech Co., Ltd. and Jiangsu Hansoh Pharmaceutical Group Company Ltd.

On February 14, 2026, Covington provided a revised draft of the merger agreement to Freshfields. That draft of the merger agreement proposed, among other things, (i) an increase of the proposed termination fee to 4% of Terns’ fully diluted equity value at the upfront deal price, (ii) an “anti-hell-or-high-water” provision disclaiming any obligation on the part of Parent to divest any assets or agree to any or conduct remedies in order to obtain antitrust approvals for the transaction, and (iii) certain other revisions, including to the definition of “Material Adverse Effect.”

On February 16, 2026, Freshfields sent Covington a revised draft of the merger agreement and the parties continued to negotiate its terms, including, among other things, (i) the size of the termination fee payable by Terns, (ii) the level of efforts applicable to Parent in order to obtain antitrust approvals, (iii) the definition of “Material Adverse Effect” and (iv) certain employee and compensation matters.

On February 20, 2026, Merck was contacted by a member of the financial press inquiring about a potential acquisition of Terns by Merck, which outreach was subsequently conveyed by Merck to Terns.

Also on February 20, 2026, a representative of Merck had a call with Ms. Burroughs to discuss Merck’s interest level in a potential transaction and an indication of value. The representative of Merck reaffirmed Merck’s interest in a potential transaction and indicated that it was expeditiously advancing all workstreams and expected to submit a revised proposal in the near term, but did not commit to a specific timeline.

In the evening of February 20, 2026, Covington provided Freshfields with a markup of the merger agreement and the related disclosure letter. This draft of the merger agreement proposed, among other things (i) a termination fee in the amount of 3.75% of Terns’ fully diluted equity value at the upfront deal price, (ii) reverting to Merck’s prior position as to an “anti-hell-or-high-water” antitrust efforts standard and (iii) changes to other material provisions, including definition of “Material Adverse Effect.”

On February 22, 2026, a representative of Merck had a follow-up call with Ms. Burroughs, during which Ms. Burroughs asked Merck to provide Terns with a revised proposal. The representative of Merck informed Ms. Burroughs that Merck continued to believe TERN-701 was an attractive product candidate and remained interested in a transaction with Terns but needed more time to complete its due diligence and fully assess the CARDINAL data in order to form a definitive view on value.

On February 27, 2026, a representative of Merck spoke with Ms. Burroughs, during which conversation the representative of Merck reaffirmed Merck’s interest in a potential transaction but stated to proceed further, Merck would require certain additional data from the CARDINAL trial, and stated that, if provided and consistent with the past data update, Merck could move quickly to finalize documentation, assuming valuation could be agreed. Ms. Burroughs indicated that there was concern around the length of time that Merck was taking to complete its due diligence, and the Terns Board’s expectations based on interactions to date were that Merck would have completed its due diligence by then and formed a perspective on valuation sooner. The representative of Merck reiterated Merck’s position that Merck typically elects to conduct fulsome due diligence before providing perspectives on value versus providing offers before due diligence.

On February 28, 2026, Dr. Dean Li, President of Merck Research Laboratories, reached out to Ms. Burroughs to confirm Merck’s continued interest in a potential transaction with Terns and reiterate the importance of Merck’s request for further updated clinical data so that Merck could finalize its due diligence assessment. Dr. Li’s message emphasized that, subject to receiving the updated data, Merck was interested in announcing a transaction as quickly as possible.

In the evening of February 28, 2026, a representative of Merck held a call with Ms. Burroughs, Dr. Emil Kuriakose, the Chief Medical Officer of Terns, and Mr. Scott Harris, Chief Development and Operations Officer of Terns, to further discuss Merck’s request, including its scope, for further updated clinical data. Subsequently, the representative of Merck confirmed to Ms. Burroughs that this round of updated clinical data would allow Merck to make a final decision with respect to pursuing a transaction and on value.

On March 2, 2026, Covington received a revised draft of the merger agreement and the related disclosure letter from Freshfields, in which Terns proposed, among other things, (i) a termination fee in the amount of 3% of Terns’ fully diluted equity value at the upfront deal price, (ii) a commitment on the part of Parent to undertake asset divestitures and other remedies (but not with respect to TERN-701 or Parent’s existing assets) if required in order to obtain antitrust approvals for the transaction and (iii) certain other revisions, including to the definition of “Material Adverse Effect.”

On March 5, 2026, representatives of Terns’ financial advisors shared materials relating to the updated clinical data with Merck. That same day, a representative of Merck spoke with Ms. Burroughs regarding Merck’s continued interest in a potential acquisition of Terns and anticipated timing to bring the discussions to acquire Terns to a conclusion.

Also on March 5, 2026, representatives of Covington held a call with Freshfields to discuss the remaining open points in the merger agreement, and the parties continued to exchange drafts of the merger agreement and related disclosure letter until the execution of the merger agreement on March 24, 2026.

On March 10, 2026, Merck submitted confirmatory due diligence questions related to the updated clinical data. Terns responded to Merck’s questions, asking in return for visibility into Merck’s timetable and process, noting that price still needed to be discussed.

On March 11, 2026, a representative of Merck spoke with Ms. Burroughs to discuss where Merck stood on process and timetable. The representative of Merck conveyed to Ms. Burroughs that Merck was finalizing its review and that it would be in a position to come back to Terns during the following week.

On March 18, 2026, Merck submitted a revised non-binding proposal to acquire 100% of Terns’ fully diluted equity interests at an all-cash purchase price of $50.00 per Share (the “March 18th Proposal”) and indicated that Merck was ready to move forward with an announcement date of March 25, 2026. Prior to submitting the March 18th Proposal, a representative of Merck spoke with Ms. Burroughs to preview the proposal with her. In the March 18th Proposal, Merck explained that the offer price of $50.00 per Share was based on fundamental value and the totality of the data they had reviewed. The March 18th Proposal also stated that Merck believed that the MMR achievement rate for TERN-701 would likely be at the low end of the range discussed by Terns management and noted that Merck shared Terns’ view that such data was still compelling relative to asciminib and therefore had continued enthusiasm to proceed with a transaction.

On March 19, 2026, a representative of Merck spoke with a representative of Centerview, and on such call the representative of Centerview indicated that the Terns Board would be willing to move forward with a transaction at an all-cash price of $56.00 per Share. Shortly thereafter, the representative of Merck contacted the representative of Centerview to convey a revised proposal for the acquisition by Merck of 100% of Terns’ fully diluted equity interests at an all-cash purchase price of $52.00 per Share. The representative of Centerview responded that, in their view, the revised proposal would likely not receive the support of the Terns Board. In turn, the representative of Merck relayed that Merck’s “best and final” offer was at an all-cash purchase price of $53.00 per Share, and that Merck would not further increase its proposed purchase price (the “Final Proposal”).

Following the Final Proposal, the representatives of Covington worked with the representatives of Freshfields to finalize the terms of the merger agreement and the related disclosure letter. During the course of these negotiations, the parties agreed, among other things, on (i) a termination fee payable by Terns of $235 million (representing 3.5% of the fully diluted equity value of Terns at the transaction price) in the event that Terns terminated the merger agreement to accept a superior proposal or Parent terminated the merger agreement due to an adverse change in recommendation by the Terns Board and (ii) an “anti-hell-or high water” antitrust efforts standard for Parent, but that Parent would pay Terns a reverse termination fee of $270 million (representing 4% of the fully diluted equity value of Terns at the transaction price) in certain circumstances where the transaction cannot be consummated due to the failure to obtain antitrust clearances.

At no time prior to the execution of the Merger Agreement did Merck discuss any post-closing employment arrangements or continuing roles with Ms. Burroughs or any other member of Terns management.

On March 24, 2026, the parties executed the Merger Agreement.

The following morning, on March 25, 2026, Merck and Terns issued a joint press release announcing the execution of the Merger Agreement and the terms of the acquisition by Merck.

12. Purpose of the Offer; Plans for Terns; Stockholder Approval; Appraisal Rights

Purpose of the Offer; Plans for Terns

The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in Terns. The Offer, as the first of two steps in the acquisition of Terns, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Terns not purchased pursuant to the Offer or otherwise and to cause Terns to become a wholly owned subsidiary of Parent.

We currently intend, as soon as practicable following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. As described in “—Section 13—The Transaction Documents—The Merger Agreement—The Merger and Treatment of Shares in the Merger,” the Shares acquired in the Offer will be canceled in the Merger and the capital stock of Terns as the surviving corporation in the Merger will be the capital stock of Purchaser. The directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of Terns as the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter of Terns as the Surviving Corporation. See “—Section 13—The Transaction Documents—The Merger Agreement—The Merger and Treatment of Shares in the Merger.” Upon completion of the Merger, the Shares currently listed on Nasdaq will cease to be listed on Nasdaq and will subsequently be deregistered under the Exchange Act.

If you sell your Shares in the Offer, you will cease to have any equity interest in Terns or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Terns. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Terns.

Except as described above or elsewhere in this Offer to Purchase and except for the Transactions, Purchaser has no present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving Terns or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (b) any change in the Terns Board or management, (c) any material change in Terns’ capitalization or dividend policy, (d) any other material change in

Terns’ corporate structure or business, (e) any class of equity securities of Terns being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (f) any class of equity securities of Terns becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

No Stockholder Approval

If the Offer is consummated, we do not anticipate seeking a vote of Terns’ remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary for such tender offer prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Terns’ stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, any Shares issued and outstanding as of immediately prior to the Effective Time which are held of record or beneficially owned by stockholders of record of Terns or beneficial owners of Shares who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) have not otherwise waived appraisal rights; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL; and (v) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by Terns and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court, together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. In determining the “fair value” of any Shares, the Delaware Court will take into account all relevant factors. Stockholders of record and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Moreover, Terns may argue in any appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price. Any stockholder of record or beneficial owner contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 will constitute the formal notice by Terns to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder of record or beneficial owner wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder of record or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Terns a written demand for appraisal of Shares held, which demand must reasonably inform Terns of the identity of the stockholder of record or beneficial owner and that the stockholder of record or beneficial owner is demanding appraisal;

•

in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court;

•	not tender such stockholder’s Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL must be met and a stockholder of record or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Any stockholder of record or beneficial owner of Shares who wishes to exercise such appraisal rights, or who wishes to preserve his, her or its right to do so in connection with the Merger, should carefully review each of the Schedule 14D-9 and Section 262 of the DGCL because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of Terns’ stockholders of record or beneficial owners to appraisal rights under the DGCL in connection with the Merger is only a summary of the procedures to be followed by the stockholders of record of Terns or beneficial owners of Shares desiring to exercise appraisal rights in connection with the Merger and is qualified by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is set forth in Annex III of Terns’ Schedule 14D-9.

13. The Transaction Documents

The Merger Agreement

The following summary description of the Merger Agreement is only a summary of the material terms of the Merger Agreement and is qualified by reference to the Merger Agreement, which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, Terns or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures set forth in a confidential disclosure letter to the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Parent’s or Terns’ stockholders or under federal securities laws. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that investors are not third-party beneficiaries under the Merger Agreement and that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, Terns or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Offer to Purchase or the parties’ public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and Terns publicly file.

The Offer

The Merger Agreement requires Purchaser to commence, upon the terms and subject to the conditions set forth in the Merger Agreement, a cash tender offer to acquire all of Terns’ outstanding Shares for $53.00 per Share, net to the seller of such Shares in cash, without interest, subject to any applicable withholding of taxes – which tender offer is being made pursuant to this Offer to Purchase. The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver of the conditions set forth in “—Section 15—Conditions to the Offer,” to, as promptly as practicable following the Expiration Time (and no later than 9:00 a.m., Eastern Time, on the business day after the Expiration Time), accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and pay for such Shares.

Purchaser’s obligation to accept for payment, and pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of certain conditions, including the Minimum Condition, HSR Clearance Condition and No Restraints Condition, each as described in “—Section 15—Conditions to the Offer.”

Purchaser expressly reserves the right, to the extent permitted by applicable law, to (i) increase the Offer Price, (ii) waive, in whole or in part, any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without Terns’ prior written consent, Purchaser cannot, and Parent cannot cause Purchaser to, (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition, HSR Clearance Condition and No Restraints Condition, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares, (G) except as otherwise provided in the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Time or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

We may not terminate or withdraw the Offer prior to any scheduled Expiration Time without Terns’ consent, except in the event that the Merger Agreement is terminated in accordance with its terms.

Extensions of the Offer

The Offer will initially be scheduled to expire at the Expiration Time. Purchaser must (and Parent must cause Purchaser to) extend the Offer for any period required by any law, any interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer. Further, if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent, and other than those Offer Conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied), Purchaser must (and Parent must cause Purchaser to) extend the Offer from time to time, for an additional period in consecutive increments of up to ten business days (or other period of time agreed by Parent and Terns) per extension, to permit such Offer Condition to be satisfied. However, if each Offer Condition (other than solely the Minimum Condition and those Offer Conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied) has been satisfied or waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent), Purchaser must (and Parent must cause Purchaser to) extend the Offer for additional periods of ten business days per extension in order to permit the Minimum Condition to be satisfied. Such requirement to extend the Offer in order to permit the Minimum Condition to be satisfied will apply only on four separate occasions, after which Purchaser will not be required to so extend the Offer, but may choose to do so at its discretion.

Notwithstanding the foregoing, Purchaser (a) is not required to extend the Offer beyond the earlier of (i) the termination of the Merger Agreement (ii) the End Date (as defined below, and such earlier occurrence, the “Extension Deadline”); and (b) is not permitted to extend the Offer beyond three business days prior to the Extension Deadline without the prior written consent of Terns.

The Merger and Treatment of Shares in the Merger

As soon as practicable (and in no event later than one business day) following the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Terns, and Terns will survive the Merger as a wholly owned subsidiary of Parent. The Merger will be effected pursuant to Section 251(h) of the DGCL and will be effected without a vote of Terns’ stockholders.

At the Effective Time, each Share that remains outstanding (other than (i) Shares held at the commencement of the Offer and immediately prior to the Effective Time by Terns (or held in Terns’ treasury), Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Terns, Parent or Purchaser and (ii) Dissenting Shares) will receive the same price per Share paid in the Offer, without any interest and subject to any applicable withholding of taxes.

Certificate of Incorporation and Bylaws

The certificate of incorporation of Terns as in effect immediately prior to the Effective Time will be amended and restated by virtue of the Merger at the Effective Time to be identical to the form of the certificate of incorporation included as Annex II to the Merger Agreement. The bylaws of Terns as in effect immediately prior to the Effective Time will be amended and restated by virtue of the Merger at the Effective Time to be identical to the bylaws of Purchaser (except that references to the name of Purchaser will be replaced by references to Terns’ name).

Directors and Officers

The directors and officers of Purchaser immediately prior to the Effective Time will become the directors and officers of Terns as the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

Treatment of Terns Equity Awards

Terns Options

The Merger Agreement provides that, at the Effective Time:

•

each In the Money Option will be cancelled and converted into the right to receive (without interest) a cash payment equal to (i) the excess of (A) the Offer Price over (B) the exercise price payable per Share of such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time; and

•	each Terns Option other than an In the Money Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, will be cancelled for no consideration.

Terns RSUs

The Merger Agreement provides that, at the Effective Time, each Terns RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive (without interest) a cash payment equal to the product of (a) the Offer Price and (b) the number of Shares subject to such Terns RSU.

Treatment of Terns Warrants

The Merger Agreement provides that each pre-funded warrant to purchase Shares issued on September 10, 2024 (the “Terns Warrants”) that is issued and outstanding as of immediately prior to the Offer Acceptance Time will be automatically deemed to be exercised in full in a “cashless exercise” (as defined in, and pursuant to the terms of, such Terns Warrants) and will be converted into the right to receive cash in an amount equal to the product of (a) the total number of Shares issuable upon such “cashless exercise” of such Terns Warrant as of immediately prior to the Offer Acceptance Time pursuant to the terms thereof and (b) the Offer Price, subject to any withholding of taxes in accordance with the terms of the Merger Agreement.

According to Terns, all Terns Warrants were exercised as of March 25, 2026 and are no longer outstanding.

Treatment of Terns ESPP

Following the date of the Merger Agreement, (i) no new participants will be permitted to participate in the Terns ESPP and participants may not increase their payroll deductions or purchase elections under the Terns ESPP from those in effect on the date of the Merger Agreement, and (ii) no “offering period” or “purchase period” (each as defined in the Terns ESPP) will be commenced under the Terns ESPP. If the Effective Time occurs prior to May 31, 2026 (the next “exercise date” as defined in the Terns ESPP), (A) all outstanding purchase rights under the Terns ESPP will automatically be exercised, in accordance with the terms of the Terns ESPP, no later than the Final Purchase Date and (B) subject to the consummation of the Merger, the Terns ESPP will terminate and no further purchase rights will be granted under the Terns ESPP. All Shares purchased on the Final Purchase Date will be cancelled at the Effective Time and converted into the right to receive the Offer Price in accordance with the Merger Agreement. To the extent required by the Terns ESPP, Terns shall provide notice to Terns ESPP participants describing the treatment of the plan pursuant to the Merger Agreement.

Representations and Warranties

In the Merger Agreement, Terns has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in a confidential disclosure letter delivered by Terns to Parent and Purchaser concurrently with the execution and delivery of the Merger Agreement (the “Disclosure Letter”). These representations and warranties relate to, among other things: (a) Terns’ and its subsidiaries’ organization, good standing and qualifications to do business; (b) the due authorization of Terns to enter into the Merger Agreement, its due execution thereof and enforceability of its obligations thereunder; (c) non-contravention of Terns’ obligations and consents related to the Transactions; (d) capitalization of Terns; (e) SEC filings and financial statements; (f) absence of certain changes, conduct of business of Terns and its subsidiaries in the ordinary course and the absence of a Material Adverse Effect; (g) the absence of certain undisclosed liabilities of Terns and its subsidiaries; (h) title to Terns’ assets; (i) real property matters; (j) intellectual property and data privacy matters; (k) contracts; (l) compliance with laws; (m) healthcare regulatory matters; (n) certain business practices pertaining to compliance with anti-corruption laws; (o) governmental authorizations for the conduct of Terns’ and its subsidiaries’ business; (p) tax matters; (q) employee matters; (r) employee benefit plans; (s) environmental matters; (t) insurance matters; (u) legal proceedings and orders; (v) the inapplicability of takeover laws to the Transactions; (w) the opinions of financial advisors delivered to the Terns Board; and (x) the absence of brokers and other similar advisors entitled to fees in connection with the Transactions.

In the Merger Agreement, Purchaser and Parent have made customary representations and warranties to Terns that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (a) Parent’s and Purchaser’s due organization, good standing, and the absence of any activities by Purchaser other than those undertaken in connection with the Transactions; (b) the due authorization of Parent and Purchaser to enter into the Merger Agreement, their due execution thereof and enforceability of their respective obligations thereunder; (c) non-contravention of certain of Parent’s and Purchaser’s obligations and consents related to the Transactions; (d) compliance with the Exchange Act and the accuracy of the documents disseminated by Parent and Purchaser in connection with the Offer; (e) legal proceedings and orders; (f) availability of funds sufficient to carry out the Transactions; (g) ownership of Shares by Parent and its affiliates, including that neither is an “interested stockholder” within the meaning of Section 203 of the DGCL; and (h) the absence of brokers and other similar advisors entitled to fees in connection with the Transactions.

The representations and warranties will not survive the Effective Time.

Some of the representations and warranties in the Merger Agreement are qualified by materiality qualifications or a “Material Adverse Effect” clause. The definition of “Material Adverse Effect” is described in detail under “—Section 15—Conditions to the Offer.”

Operating Covenants

During the period from the execution and delivery of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement (the “Pre-Closing Period”), Terns and its subsidiaries will use commercially reasonable efforts to conduct their respective business in the ordinary course in all material respects, to preserve intact their respective current business organizations, material assets and material permits, including keeping available the services of current officers and key employees, and to maintain all material respects its respective relations and goodwill with all material suppliers, material customers, material licensors, material licensees, governmental bodies and other material business relations, in each case except (a) as expressly required or permitted under the Merger Agreement, applicable laws or to comply with certain material contracts, (b) with the prior written consent of Parent or (c) for certain actions agreed between Parent and Terns and described in the Disclosure Letter.

In addition, during the Pre-Closing Period, Terns and its subsidiaries are not permitted to take any of the actions described below (in each case except (a) as expressly required or permitted under the Merger Agreement, applicable laws or to comply with certain material contracts, (b) with the prior written consent of Parent or (c) for certain customary exceptions in each case or actions agreed between Parent and Terns and either set forth in the Merger Agreement or described in the Disclosure Letter):

•	establish a record date for, declare, set aside or pay any dividend or make any other distribution, or repurchase, redeem or otherwise reacquire any shares of capital stock (including the Shares);

•	split, combine, subdivide or reclassify any Shares or other equity interests;

•

sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (a) any capital stock or other equity interest, (b) any option, call, warrant or right to acquire any capital stock or other equity interest, (c) any phantom equity or similar contractual rights or (d) any instrument convertible into or exchangeable for any capital stock or other equity interest;

•

(a) establish, adopt, terminate or amend any employee benefit plans (other than with respect to certain employee benefit plans maintained by a professional employer organization), (b) hire any employee or individual independent contractor with an annual base salary or fee of $250,000 or more, or terminate without cause any employees or individual independent contractors, (c) gross up or indemnify, or otherwise reimburse any current or former service provider for any tax incurred by such service provider, (d) fund the payment of compensation or benefits under any employee benefit plan, (e) amend or waive any rights under, or accelerate the vesting under, any provision of any of any employee benefit plans, (f) grant any employee or director any increase in compensation, bonuses or other benefits (including severance, change in control, and retention arrangements), or (g) grant, amend or modify, or exercise any discretionary authority to accelerate the vesting of, any awards under any Terns Equity Plan;

•	amend their organizational documents;

•	form any subsidiary or establish any material joint venture, partnership or similar arrangement;

•	make or commit to any capital expenditures in excess of $250,000 individually or $750,000 in the aggregate;

•	make any investment in or capital contribution to, or any loan or advance to, any other person outside the ordinary course of business;

•

acquire any business, entity or assets constituting an operating business or line of business, other than acquisitions for consideration that does not exceed $500,000 individually or $2,000,000 in the aggregate;

•

sell, assign, transfer or otherwise dispose of assets other than (a) certain obsolete equipment or (b) assets (excluding any drug product or drug substance or other inventory of Terns’ key product referred to as TERN-701 that is not otherwise used in ongoing clinical trials) for consideration that does not exceed $500,000 individually or in the aggregate;

•	mortgage, pledge or subject to any encumbrances any material assets;

•	incur or guarantee any indebtedness for borrowed money in excess of $750,000 in the aggregate;

•

acquire, license, sublicense, sell, transfer, abandon, relinquish, permit to lapse or encumber any intellectual property right, other than (a) certain lapses of intellectual property rights or (b) in the ordinary course of business;

•	acquire any ownership interest in any real property;

•

(a) amend or modify in any material respect, or voluntarily terminate, certain material contracts (except for expiration of such material contracts in accordance with their terms), (b) waive, release or assign any material rights, claims or benefits of Terns or any of its subsidiaries under certain material contracts or (c) enter into any contract which would have been characterized as a material contract under the Merger Agreement, or renew or extend certain material contracts;

•

(a) make any material change to any accounting method or accounting period used for tax purposes that has a material effect on taxes, (b) rescind or change any material tax election, (c) file a material amended tax return,

(d) enter into a closing agreement with any governmental body regarding any material tax liability or assessment, (e) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund or (f) waive or extend the statute of limitations with respect to any material tax or material tax return, other than automatic waivers or extensions obtained in the ordinary course of business;

•	change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial or reserving methods or practices in any respect, except as required by GAAP;

•

settle, release, waive or compromise any legal proceeding against any of Terns’ subsidiaries, except if not resulting in the imposition of material non-monetary relief and out-of-pocket monetary obligations in excess of $250,000 individually or $500,000 in the aggregate or if a monetary obligation entirely funded by an indemnity obligation or an insurance policy of Terns or its subsidiaries;

•

commence or initiate any legal proceeding to the extent relating to any Terns intellectual property (other than the making of any counterclaims in any legal proceeding commenced or initiated by any third party);

•	adopt, enter into or amend any collective bargaining agreement or other contract with any labor organization or other employee representative body;

•

only if applicable to, or otherwise if it would reasonably be expected to adversely affect, Parent, any of its affiliates or the Transactions, adopt or implement any stockholder rights plan or similar arrangement, or enter into any agreement with respect to the voting of capital stock;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	(a) commence any clinical study or (b) unless mandated by any governmental body, make any material change to, discontinue, terminate or suspend any clinical study; or

•	authorize any of, or agree or commit to take any of, the foregoing actions.

No Solicitation by Terns

During the Pre-Closing Period, Terns and its subsidiaries will not, and will cause their directors and officers not to, and will not authorize or knowingly permit their respective other representatives to, directly or indirectly, (a) continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal (as defined below) or (b) (i) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information, or afford access to their business, properties, assets, books or records, in connection with, or for the purpose of soliciting or knowingly encouraging or knowingly facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (iii) enter into any letter of intent, contract, commitment, agreement in principle, acquisition agreement or similar agreement with respect to an Acquisition Proposal, (iv) take any action or exempt any third party from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or the organizational documents of Terns, or grant a waiver under Section 203 of the DGCL or (v) resolve, propose or agree to do any of the foregoing.

Terns and its subsidiaries must also take action so that they and their representatives immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party with respect to any Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. Terns and its subsidiaries were also required to distribute a request as promptly as practicable (and in any event within two business days after the date of the Merger Agreement) to any such third party in possession of confidential information furnished by or on behalf of Terns to return or destroy all such information (and all analyses and other materials prepared by or on behalf of such person that contain, reflect or analyze that information) in accordance with the applicable confidentiality agreement between Terns and such third party, and (b) promptly (and in any event within one business day after the date of the Merger Agreement) terminate all physical and electronic “data room” or similar access previously granted to any such third parties.

Prior to the Offer Acceptance Time, if Terns or any of its subsidiaries or any of their representatives receives a bona fide written Acquisition Proposal from any person or group of persons in circumstances not involving a material breach of Terns’ no-solicitation obligations set forth in the Merger Agreement, which Acquisition Proposal was made or renewed after the execution and delivery of the Merger Agreement, and the Terns Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and that failure to take the actions described below, as applicable, would be inconsistent with the fiduciary duties of the Terns Board under applicable law, then Terns and its representatives may:

•

furnish, pursuant to a customary confidentiality agreement entered into prior to or after the date of the Merger Agreement (and which complies with certain requirements set forth in the Merger Agreement), information (including non-public information) with respect to Terns and its subsidiaries to the person or group of persons who has made such Acquisition Proposal and their representatives (subject to substantially concurrently providing to Parent any such non-public information provided to any such other person to the extent not previously provided to Parent or its representatives); and

•

subject to the execution or existence of such confidentiality agreement, engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal and the representatives of such person or group of persons.

In addition, during the Pre-Closing Period, Terns must (a) promptly (and in any event within 24 hours) notify Parent in writing if any inquiries, proposals or offers with respect to an Acquisition Proposal or any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal are received by Terns or any of its subsidiaries or its or their representatives and provide to Parent a copy of any written Acquisition Proposal (including the identity of the person making such inquiry, proposal or offer, the material terms and conditions thereof and any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto, to the extent such documents are provided to Terns in connection with such Acquisition Proposal) and (b) keep Parent reasonably informed on a reasonably current basis (and in any event within 24 hours) of the status of and any material developments, discussions or negotiations regarding any Acquisition Proposal (including any material changes to the terms thereof), and reasonably inform Parent of the status of such Acquisition Proposal on a reasonably prompt basis. Terns must promptly provide Parent (and its outside counsel) with copies of material documentation (which will include any proposals or offers) relating to Acquisition Proposals that is exchanged between the person (or its representatives) making such Acquisition Proposal and Terns (or its representatives) within 24 hours after the receipt or delivery thereof.

For purposes of the Merger Agreement:

“Acquisition Proposal” means any proposal or offer from any person (other than Parent and its affiliates) or “group” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any direct or indirect (other than the Transactions):

•	acquisition or license of, joint venture, partnership or collaboration with respect to, assets of the Terns equal to 20% or more of Terns’ consolidated assets;

•

sale or license by Terns or any of its subsidiaries of (other than non-exclusive and non-material licenses granted in the ordinary course of business), or joint venture, partnership, collaboration or monetization transaction with respect to, TERN-701;

•	issuance or acquisition of 20% or more of the outstanding Shares;

•	tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares; or

•

merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Terns that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares or 20% or more of the aggregate voting power of Terns, the surviving entity or the resulting direct or indirect parent of Terns or the surviving entity.

None of the transactions above will be deemed to constitute an Acquisition Proposal if, and only if, such transaction does not relate to TERN-701 in any respect and the negotiation, entry into, consummation or performance of such transaction, and any communications or documents related thereto, would not and would not reasonably be expected to involve the disclosure of any confidential information relating to TERN-701, or to involve the entry into any arrangements affecting TERN-701 in any respect.

“Superior Proposal” means a bona fide written Acquisition Proposal made to Terns after the date of the Merger Agreement and that the Terns Board determines, in its good faith judgment, after consultation with Terns’ outside legal counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, financial and all other aspects of the Acquisition Proposal (including any conditions and expected timing to its consummation, certainty of closing, and the ability of the person making such Acquisition Proposal to consummate it), and if consummated, would result in a transaction more favorable to Terns’ stockholders (solely in their capacity as such) from a financial point of view than the Transactions (with references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”).

Terns Board Recommendation and Changes of Recommendation

As described in this Offer to Purchase, and subject to the provisions described below, the Terns Board unanimously resolved to recommend that stockholders of Terns accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement. The foregoing recommendation is referred to herein as the “Terns Board Recommendation.” Unless the Terns Board makes an Adverse Recommendation Change (as defined below), the Terns Board also agreed to include the Terns Board Recommendation in the Schedule 14D-9.

Except as described below, during the Pre-Closing Period, neither the Terns Board nor any committee thereof will:

•	withhold, withdraw or modify (or publicly propose or resolve to withhold, withdraw or modify) the Terns Board Recommendation;

•	approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal; or

•

approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Terns to execute or enter into any binding or non-binding contract with respect to, any Acquisition Proposal (other than certain confidentiality agreements described above in “—No Solicitation by Terns”).

Any action described in the foregoing three bullets is referred to as an “Adverse Recommendation Change,” except that the issuance of any “stop, look and listen” communication by or on behalf of Terns pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not be considered an Adverse Recommendation Change and will not require complying with the requirements set forth below for circumstances in which Terns may make an Adverse Recommendation Change.

However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, if Terns or any of its subsidiaries receives a bona fide written Acquisition Proposal from any person in circumstances not involving a material breach of Terns’ no-solicitation obligations set forth in the Merger Agreement, which Acquisition Proposal has not been withdrawn and, after consultation with Terns’ financial advisors and outside legal counsel, the Terns Board determines in good faith that such Acquisition Proposal constitutes a Superior Proposal, then (a) the Terns Board may make an Adverse Recommendation Change or (b) Terns may terminate the Merger Agreement in order to enter into a binding written definitive agreement with respect to such Superior Proposal. In order to take any of the actions described in (a) or (b), Terns must comply with the following requirements:

•

the Terns Board must have determined in good faith, after consultation with Terns’ outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Terns Board under applicable law;

•

Terns must have given Parent prior written notice of its intention to make an Adverse Recommendation Change or terminate the Merger Agreement at least four business days before taking such action and, if desired by Parent, during such four-business day period Terns must have negotiated in good faith with Parent to enable Parent to prepare in writing a binding proposal to effect revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; and

•

after giving effect to the binding proposals made by Parent during such period, if any, after consultation with Terns’ financial advisors and outside legal counsel, the Terns Board must have determined, in good faith, that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make the Adverse Recommendation Change or terminate the Merger Agreement would be inconsistent with the fiduciary duties of the Terns Board under applicable law.

The requirements above will apply again to any amendment to the financial terms or any other material amendment to any Acquisition Proposal and will require that a new notice be given to Parent, except that the references to four business days above will be references to two business days.

Additionally, other than in connection with an Acquisition Proposal, the Terns Board may also make an Adverse Recommendation Change at any time prior to the Offer Acceptance Time only if:

•	an Intervening Event (as defined below) has occurred;

•

in response to such Intervening Event, the Terns Board has determined in good faith, after consultation with Terns’ outside legal counsel, that the failure to make an Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Terns Board under applicable law;

•

Terns has given Parent prior written notice of its intention to make an Adverse Recommendation Change at least four business days prior to doing so and, if desired by Parent, during such four-business day period Terns has negotiated in good faith with Parent to enable Parent to prepare in writing a binding proposal to effect revisions to the terms of the Merger Agreement such that an Adverse Recommendation Change would no longer be necessary; and

•

after giving effect to the binding proposals made by Parent during such period, if any, after consultation with Terns’ outside legal counsel, the Terns Board has determined, in good faith, that the failure to make the Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Terns Board under applicable law.

The requirements above will also apply to any material change to the facts and circumstances relating to any Intervening Event and will require that a new notice be given to Parent, except that the references to four business days above will be references to two business days.

For purposes of the Merger Agreement, an “Intervening Event” means any event, occurrence, circumstance, change or effect that arises or occurs after the date of the Merger Agreement that (a) was not known or reasonably foreseeable to the Terns Board as of the date of the Merger Agreement (or, if known by the Terns Board, the consequences of which were not known or reasonably foreseeable by the Terns Board as of the date of the Merger Agreement), (b) does not relate to (i) any Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) any change, in and of itself, in the stock price of Terns or trading volume of the Shares (but the underlying reasons for such change may constitute an Intervening Event), (iii) the fact that, in and of itself, Terns exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (but the underlying reasons for such fact may constitute an Intervening Event) or (iv) any Regulatory Effect (as defined in “—Section 15—Conditions to the Offer”), and (c) did not primarily result from any breach by Terns of the Merger Agreement.

Efforts to Consummate the Transactions

Parent, Purchaser and Terns have agreed to use their reasonable best efforts to promptly take all steps necessary to consummate and make effective, as promptly as practicable and in any event prior to the End Date, the Transactions and to avoid or eliminate impediments under applicable law that may be asserted by any governmental body or any other party, so as to enable such consummation to occur as promptly as practicable, but in no case later than the End Date.

Parent, Purchaser and Terns will also use reasonable best efforts to make all filings, give all notices and obtain each consent, in each case, required to be made, given or obtained in connection with the Transactions pursuant to any applicable laws or material contract. However, in no event will Parent, Terns or any of their respective subsidiaries be required to (and without the prior written consent of Parent, Terns and its subsidiaries will not), in connection with obtaining any consent in connection with the Transactions, (i) pay or make or commit to pay or make any fee, penalty or other consideration or any other accommodation or (ii) agree to enter into any amendments, supplements or other modifications to (or waivers of) the existing terms of any contract with any party to any contract.

Notwithstanding the above, the Merger Agreement expressly disclaims Parent and its affiliates from any obligation to (and also prohibits Terns and its subsidiaries from, unless otherwise directed by Parent in writing, in which case Terns and its subsidiaries will be required to, to the extent such action that is contingent upon consummation of the Transactions) propose, negotiate, commit to, consent to or undertake any divestiture, sale, license, disposition, or hold separate order with respect to any assets, businesses or any interests or rights in any assets or businesses, of Parent or any of its affiliates or of Terns (or any of its subsidiaries) or the Surviving Corporation, or any change in or restriction on the operation by Parent or any of its affiliates of any assets or businesses (including any assets or businesses of the Surviving Corporation) or any other structural or conduct remedy or relief, or other operational undertakings, in order to obtain clearance from any governmental body. Further, neither party will be required to (i) modify any of the terms of the Merger Agreement or the Transactions or (ii) initiate or participate in any litigation under any antitrust laws with respect to any of the foregoing matters or with respect to any clearance in respect of the Transactions from any governmental body under any antitrust laws, or defend through litigation any claim asserted in any legal proceeding by any party under antitrust laws with respect to the Transactions.

In no event later than April 14, 2026 or such later date as may be mutually agreed by Parent and Terns, the parties will make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions, as discussed in more detail under “—Section 16—Certain Legal Matters; Regulatory Approvals—U.S. Antitrust.”

During the Pre-Closing Period, Parent, Purchaser and Terns will (a) give each other prompt notice of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or a third party with respect to the Transactions, (b) keep each other reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (c) promptly inform each other of, and give reasonable advance notice of and an opportunity to participate in, any substantive communication to or from the FTC, DOJ or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (d) promptly furnish each other, subject to certain confidentiality obligations, copies of certain documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (e) subject to certain confidentiality obligations, and to the extent reasonably practicable, consult and cooperate with each other and consider in good faith each other’s views in connection with any submission made in connection with any such request, inquiry, investigation, action or legal proceeding and (f) except as prohibited by law or by a governmental body, in connection with any such request, inquiry, investigation, action or legal proceeding, give each other reasonable advance notice of, and permit each other’s authorized representatives to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding.

Under the Merger Agreement, and subject to the terms described above, Parent has, after reasonable consultation with Terns, the right to direct, devise, implement and control the strategy, timing, and communications for, and to make all decisions relating to, any required submissions, responses to information requests and filings to any governmental body or other person and with respect to obtaining any consents, orders, authorizations, and waiting period expirations or terminations with respect to the Transactions under any applicable antitrust laws. However, Parent and Purchaser are not permitted to commit to or agree with any governmental body to stay, toll or extend any applicable waiting period, or withdraw any filing under the HSR Act or any other applicable antitrust laws, or enter into any similar timing agreement, without the prior written consent of Terns (except that Parent will have the right to, in its sole discretion, pull and refile its notification and report form under the HSR Act or any other applicable antitrust laws only once).

Employee Benefits

For a period of one year following the Effective Time, Parent will provide, or cause to be provided, to each person who is employed by Terns or any of its subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate, including Parent and its affiliates) immediately following the consummation of the Merger (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee immediately prior to the Effective Time, (ii) target annual short-term cash incentive compensation opportunities that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time, (iii) severance benefits that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements of Terns and its subsidiaries and (iv) other employee benefits that in the aggregate are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time (excluding any equity, equity-based, change in control, deferred compensation, retention or severance benefits or any defined benefit retirement or post-retirement welfare benefits).

Parent will cause all Continuing Employees to be eligible to continue to participate in the Surviving Corporation’s group health plans other than post-retirement welfare benefits (to the same extent such Continuing Employees were eligible to participate under Terns’ group health plans immediately prior to the Effective Time). However, Parent and the Surviving Corporation are not prohibited from amending or terminating any such group health plan at any time, and if Parent or the Surviving Corporation terminates any such group health plan then the Continuing Employees will be eligible to participate in the Surviving Corporation’s (or an affiliate’s, including Parent’s and its affiliates’) corresponding group health plan. To the extent that service is relevant for eligibility or vesting under any benefit plan of Parent or the Surviving Corporation, such benefit plan will, for purposes of eligibility, level of benefits and vesting, but not for purposes of benefit accrual (except for vacation and other paid time off and severance or similar pay, as applicable), credit Continuing Employees for service prior to the Effective Time with Terns and its affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding employee benefit plan, but without any need for such service recognition (i) if it would result in any duplication of benefits for the same period of service and (ii) for any purpose with respect to any deferred compensation, post-retirement welfare benefits or defined benefit plan.

Following the Effective Time, Parent or an affiliate of Parent will use commercially reasonable efforts to (i) waive or cause to be waived any preexisting condition limitations, exclusions, actively-at-work requirements, waiting periods and any other restrictions (other than those with respect to an employee benefit plan of Terns or its affiliates and that were in effect with respect to such employees immediately prior to the Effective Time) applicable to Continuing Employees and their eligible dependents under any plan of Parent or an affiliate that provides health benefits in which Continuing Employees (and their eligible dependents) are eligible to participate following the Effective Time, (ii) recognize the full dollar amount of any deductibles, co-payments, out-of-pocket maximums and similar expenses incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an affiliate during the portion of the plan year prior to such transition and (iii) waive, or cause to be waived, any previously satisfied waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, to the extent such limitation or requirement had been satisfied under an analogous employee benefit plan of Terns or its affiliates prior to the Effective Time.

For each Continuing Employee who is eligible to receive an annual bonus for Terns’ fiscal year in which the Merger occurs, Parent will, and will cause the Surviving Corporation to, pay such Continuing Employee a bonus payment pursuant to the terms and conditions of the applicable bonus plan of Terns in effect as of immediately prior to the Effective Time, which bonus will be calculated based on actual levels of performance (as determined by Parent in good faith in accordance with the terms of such plan, but assuming achievement at 100% of target in the event performance cannot be reasonably determined for corporate or individual goals).

Unless otherwise requested in writing by Parent at least ten business days prior to the expected date of the Merger, no later than one day prior to the Effective Time, the Terns Board (or the appropriate committee thereof) will take actions necessary to terminate any 401(k) plan of Terns or its subsidiaries, effective as of the day prior to the Merger and contingent upon the occurrence of the Effective Time.

The Merger Agreement does not confer upon any person (other than Terns, Parent and Purchaser) any rights with respect to the provisions summarized above pertaining to employee matters. Nothing in the Merger Agreement creates any right in any person to employment with Parent, the Surviving Corporation, or any other affiliate of the Surviving Corporation or to any compensation or benefits following the Effective Time. Nothing in the Merger Agreement prohibits Parent or the Surviving Corporation or their affiliates from amending or terminating any employee benefit plan, or requires Parent or the Surviving Corporation or their affiliates to keep any individual employed for any period of time.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) in favor of the current or former directors or officers of Terns or its subsidiaries and any indemnification or other similar agreements in effect on the date of the Merger Agreement will continue in full force and effect in accordance with their terms. Parent will cause Terns and its subsidiaries to perform their obligations under such arrangements for a period of six years from the Effective Time. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted under applicable law, Parent will cause Terns and its subsidiaries to indemnify and hold harmless each individual who was or is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Terns or any of its subsidiaries, or who was or is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at their request as a director, officer, trustee, fiduciary or another representative of another person (including any employee benefit plan), against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses (including reasonable attorneys’ fees and disbursements) incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that such person served in such capacity as described above, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law.

Further, for a period of six years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation, to maintain in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of Terns and its subsidiaries as of the date of the Merger Agreement, or cause to provide substitute policies, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than such insurance coverage currently maintained by or for the benefit of Terns and its subsidiaries with respect to claims arising from facts or events that occur at or before the Effective Time (with insurance carriers having at least an “A-” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance). The Surviving Corporation will not be required to expend in any one year an aggregate amount in excess of 300% of the annual premium currently payable by Terns with respect to such current policies, but Parent must cause the Surviving Corporation to obtain such policies with the greatest coverage available for a cost that does not exceed such maximum amount. Instead of maintaining any such insurance, and in satisfaction of the foregoing obligations to maintain insurance, prior to the consummation of the Merger, Terns may or, if requested by Parent, will use commercially reasonable efforts to purchase a “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for itself and its subsidiaries and their current and former directors and officers who are currently covered by such insurance maintained by or for the benefit of Terns and its subsidiaries, which “tail” policy will be for an aggregate premium amount not exceeding the maximum amount described in the last sentence, but must provide for the greatest coverage available for a cost that does not exceed such maximum amount, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of Terns and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, covering without limitation the Transactions.

Healthcare Regulatory Matters

During the Pre-Closing Period, subject to applicable laws, Terns will provide Parent with advance notice of any material meetings or scheduled videoconferences or calls that Terns has with the Food & Drug Administration (the “FDA”) or any other governmental body performing functions similar to those performed by the FDA (each, a “Healthcare Regulatory Authority”) or any advisory committee thereof, and to the extent practicable (a) if not prohibited from doing so, provide Parent the opportunity to attend or participate in any such meeting or substantive conversation with any such Healthcare Regulatory Authority or advisory committee and (b) prior to attending any such meeting or scheduled videoconference or call, consult with, and cause its representatives to consult with, Parent and consider in good faith the views and comments of Parent.

In addition, during the Pre-Closing Period, Terns will also promptly (i) notify Parent of any substantive notice or other substantive communication to Terns from any Healthcare Regulatory Authority or any advisory committee thereof; (ii) provide Parent with notice and the opportunity to consult with Terns with respect to any substantive notice, submission or response or other substantive communication to any Healthcare Regulatory Authority or any advisory committee thereof, and consider in good faith any comments or other input timely provided by Parent; and (iii) furnish Parent with non-confidential copies of all substantive correspondence, filings and written communications between Terns on one hand, and any such Healthcare Regulatory Authority or its staff on the other hand.

Stockholder Litigation

Terns has agreed to give Parent the right to review and comment on all filings or responses to be made by Terns in connection with any legal proceeding against Terns or its directors or officers relating to the Transactions, and the right to consult on any settlement with respect to such legal proceeding. No such settlement will be agreed to by Terns without Parent’s prior written consent. Terns must promptly notify Parent of any such legal proceeding or any claim or demand that would reasonably be expected to result in any such legal proceeding, and keep Parent reasonably and promptly informed with respect to the status thereof.

Other Covenants

The Merger Agreement also contains certain additional covenants and obligations of the parties, including that:

•

subject to customary exceptions and limitations and at Parent’s expense, Terns must provide Parent and its representatives with reasonable access during normal business hours to Terns’ designated representatives, assets, books, records, documents and information;

•	certain public statements of the parties in respect of the Transactions are subject to consent or review and consultation with the other party;
•	there are certain notification requirements applicable to each of Terns and Parent as it relates to the occurrence of certain material events;
•	Parent and Terns must use reasonable best efforts to grant approvals and take actions as are necessary to eliminate the effect of takeover statutes on any of the Transactions;
•

Terns and the Terns Board must take appropriate action to approve the disposition and cancellation or deemed disposition and cancellation of Shares, Terns Warrants, Terns Options and Terns RSUs in the Merger in order to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•

the approval by the compensation committee of the Terns Board must approve each agreement, arrangement or understanding between Purchaser, Terns or their respective affiliates, on one hand, and any of the officers, directors or employees of Terns or any of its subsidiaries, on the other hand, for purposes of Rule 14d-10(d)(2) under the Exchange Act; and

•

Terns must cooperate with Parent and use reasonable best efforts to take actions to enable the delisting of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Conditions to the Offer

See “—Section 15—Conditions to the Offer.”

Conditions to the Merger

The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•

the absence of (i) any order, judgment, writ, award, decision, decree, injunction or ruling of any governmental body of competent jurisdiction (whether temporary, preliminary or permanent) that is binding on any person or its property under applicable law which prohibits or makes illegal the consummation of the Merger, and (ii) any laws which prohibit or make illegal the consummation of the Merger; and

•	Purchaser (or Parent on Purchaser’s behalf) having accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Termination of the Merger Agreement

The Merger Agreement may be terminated under any of the following circumstances:

•	by mutual written consent of Parent and Terns at any time prior to the Offer Acceptance Time;

•

by either Parent or Terns, if the Offer Acceptance Time has not occurred on or prior to 11:59 p.m., Eastern Time, on September 24, 2026 (such date and time, the “End Date” and such termination, an “End Date Termination”), which End Date will be automatically extended up to twice, first to December 24, 2026, and then second to March 24, 2027, in each case if, on the applicable End Date before such extension, all of the Offer Conditions (other than the HSR Clearance Condition and, if in respect of any antitrust law, the No Restraints Condition) have been satisfied or waived, to the extent waivable, by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied). However, the right to terminate the Merger Agreement pursuant to an End Date Termination cannot be exercised by any party whose breach of the Merger Agreement has primarily caused or primarily resulted in the Offer not being consummated by such the applicable End Date;

•

by either Parent or Terns, at any time prior to the Offer Acceptance Time, if any law, order, judgment, writ, award, decision, decree, injunction or ruling of any governmental body of competent jurisdiction having the effect of permanently prohibiting or making illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger is in effect and is final and nonappealable (a “Legal Restraint Termination”). However, the right to terminate the Merger Agreement pursuant to a Legal Restraint Termination cannot be exercised by any party whose breach of the Merger Agreement has primarily caused or primarily resulted in the issuance, promulgation or enactment of such law, order, judgment, writ, award, decision, decree, injunction or ruling;

•

by Parent, at any time prior to the Offer Acceptance Time, if the Terns Board (i) fails to include the Terns Board Recommendation in the Schedule 14D-9 both when filed with the SEC and when disseminated to Terns’ stockholders, (ii) effects an Adverse Recommendation Change, (iii) fails to publicly reaffirm the Terns Board Recommendation within ten business days after Parent so requests in writing (which obligation to make such reaffirmation will not apply on more than two occasions with respect to any Acquisition Proposal) or (iv) fails to recommend against acceptance of a tender or exchange offer made to Terns’ stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding Shares, no later than 5:30 p.m., Eastern Time, on the tenth business day after the commencement of such tender offer or exchange offer (a “Change in Recommendation Termination”);

•

by Terns, at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal in accordance with the Merger Agreement and enter into a binding written definitive agreement with respect thereto immediately following such termination (a “Superior Proposal Termination”). However, the right to terminate the Merger Agreement pursuant to a Superior Proposal Termination can only be exercised by Terns if (a) Terns has not materially breached the requirements described under “—No Solicitation by Terns” and “—Terns Board Recommendation and Changes of Recommendation” with respect to such Superior Proposal and any Acquisition Proposal that was a precursor thereto and (b) Terns pays the Company Termination Fee (as defined and in accordance with the procedures described below);

•

by Parent, at any time prior to the Offer Acceptance Time, if Terns breaches any representation or warranty of Terns contained in the Merger Agreement or fails to perform any covenant or obligation in the Merger Agreement such that the Representations Condition or the Obligations Condition would not be satisfied and such breach or failure cannot be cured by Terns by the End Date, or if capable of being cured in such time period, is not cured within 30 days of the date Parent gives Terns written notice of such breach or failure to perform (a “Terns Breach Termination”). However, the right to terminate the Merger Agreement pursuant to a Terns Breach Termination cannot be exercised by Parent if either Parent or Purchaser is then in breach of any of its respective representations, warranties, covenants or obligations such that Terns would be permitted to terminate the Merger Agreement pursuant to a Parent Breach Termination (as defined below) (without regard to the cure period applicable to such Parent Breach Termination);

•

by Terns, at any time prior to the Offer Acceptance Time, if Parent or Purchaser breaches any representation or warranty of Parent or Purchaser contained in the Merger Agreement or fails to perform any covenant or obligation in the Merger Agreement, in each case, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or, if capable of being cured in such time period, is not cured within 30 days of the date Terns gives Parent written notice of such breach or failure to perform (a “Parent Breach Termination”). However, the right to terminate the Merger Agreement pursuant to a Parent Breach Termination cannot be exercised by Terns if Terns is then in breach of any of its respective representations, warranties, covenants or obligations and such breach would give rise to a failure of the Representations Condition or the Obligations Condition (if such condition were tested as of the date of such breach instead of as of the Offer Acceptance Time)

•

by Terns, if all of the Offer Conditions are satisfied or waived as of the Expiration Time and, following the expiration of the Offer, Purchaser fails to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the terms of the Merger Agreement. However, the right to terminate the Merger Agreement cannot be exercised by Terns if the failure of Purchaser to so accept all Shares validly tendered (and not validly withdrawn) as of the expiration or termination of the Offer is primarily attributable to the failure on the part of Terns to perform in any material respect any covenant or obligation required to be performed by Terns under the Merger Agreement for such acceptance for all Shares; or

•

by either Parent or Terns, if all of the Offer Conditions (other than solely the Minimum Condition and those Offer Conditions that by their nature are to be satisfied at the Expiration Time, each of which is then capable of being satisfied) are satisfied or waived (to the extent waivable) as of the applicable Expiration Time and the Offer has expired pursuant to its terms (after any extensions made in accordance with the Merger Agreement) without acceptance for payment of the Shares validly tendered (and not properly withdrawn) in the Offer by virtue of the Minimum Condition not having been satisfied (a “Minimum Condition Termination”). However, the right to terminate the Merger Agreement pursuant to a Minimum Condition Termination cannot be exercised by any party whose breach of the Merger Agreement has primarily caused or primarily resulted in the failure of the Offer Acceptance Time to occur on or before the date of termination.

Effect of Termination of the Merger Agreement

To effect a termination of the Merger Agreement, a party must provide the other party or parties written notice of such termination specifying the provision of the Merger Agreement pursuant to which such termination is made. If the Merger Agreement is terminated pursuant to its terms, it will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or Terns or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement, as well as the Confidentiality Agreement (as defined and described below), will survive such termination, including the provisions described in “—Termination Fees” below, and (ii) no such termination will relieve any party from any liability for fraud or willful breach of the Merger Agreement prior to termination.

Termination Fees

Terns will pay Parent or its designee a termination fee of $235,000,000 in cash (the “Company Termination Fee”) in the following circumstances, and in each case by wire transfer of same day funds on the terms respectively described below:

•

the Merger Agreement is terminated by Terns pursuant to a Superior Proposal Termination, in which case the Company Termination Fee will be paid on the date that the binding written definitive agreement with respect to a Superior Proposal is executed and immediately after such execution (or if such agreement is executed on a day that is not a business day, the next business day);

•

the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination, in which case the Company Termination Fee will be paid within three business days after such termination; or

•

if each of the following conditions is satisfied, in which case the Company Termination Fee will be paid on the date that the relevant Acquisition Proposal is consummated or the definitive agreement with respect thereto is executed, whichever occurs first (or if such consummation or execution, as the case may be, occurs on a day that is not a business day, the next business day):
•

the Merger Agreement is terminated (a) by Parent or Terns pursuant to an End Date Termination (except (i) where the HSR Clearance Condition or, if in respect of any antitrust law, the No Restraints Condition has not been satisfied or (ii) in the case of a termination by Terns, if at such time Parent would be prohibited from terminating the Merger Agreement pursuant to an End Date Termination); (b) by Parent or Terns pursuant to a Minimum Condition Termination (except, in the case of a termination by Terns, if at such time Parent would be prohibited from terminating the Merger Agreement pursuant to a Minimum Condition Termination); or (c) by Parent pursuant to a Terns Breach Termination;

•

any person has publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and prior to such termination and such Acquisition Proposal has not been publicly withdrawn prior to such termination; and

•

within 12 months of such termination Terns either consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal (whether or not such Acquisition Proposal is consummated), with the references to “20%” in the definition of “Acquisition Proposal” being instead references to “50%”.

Parent will pay Terns or its designee a termination fee of $270,000,000 in cash (the “Parent Termination Fee”) by wire transfer of same day funds, in the event that (i) the Merger Agreement is terminated by either Terns or Parent pursuant to an End Date Termination or Legal Restraint Termination (in each such case of a termination by Parent, if at such time Terns would have the right to terminate the Merger Agreement pursuant to an End Date Termination or Legal Restraint Termination, as the case may be) and (ii) all of the Offer Conditions have been satisfied (or, with respect to any such Offer Conditions that are by their nature to be satisfied at the Expiration Time, satisfied as if the Expiration Time had occurred on such date of termination) or waived, other than any of the Minimum Condition, the Certificate Condition (as defined below), the HSR Clearance Condition and, if in respect of any restraints under the HSR Act or any antitrust law, the No Restraints Condition. The Parent Termination Fee will be paid within three business days after the applicable termination of the Merger Agreement.

Terns will not be required to pay the Company Termination Fee more than once, and Parent will not be required to pay the Parent Termination Fee more than once. If Terns or Parent, as applicable, fails to timely pay the Company Termination Fee or Parent Termination Fee, respectively, due pursuant to the Merger Agreement, and in order to obtain the payment, Parent or Terns, as applicable, commences a legal proceeding which results in a judgment against Terns or Parent, as applicable, then such losing party will pay such other party’s reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

In the event of receipt by a party or its designee of the full payment of the Company Termination Fee or Parent Termination Fee, as the case may be, (i) such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the recipient party, any of its affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and (ii) such payment will be the sole and exclusive remedy of such recipient party and any of its affiliates against the other party and any of such other party’s subsidiaries and its and their respective former, current or future officers, directors, partners, stockholders, equityholders, managers, members or affiliates for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, all of whom will have no further liability or obligation relating to or arising out of the Merger Agreement or the Transactions upon such payment, except in the case of fraud or willful breach of the Merger Agreement prior to such termination.

Fees and Expenses

Except as expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Amendments

Prior to the Offer Acceptance Time, the Merger Agreement may be amended by a written instrument signed on behalf Parent, Purchaser and Terns, subject to applicable approval and authorization requirements, including approval of the Terns Board in the case of Terns. The Merger Agreement cannot be amended or supplemented following the Offer Acceptance Time.

Specific Performance

Parent, Purchaser and Terns have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the Merger Agreement in accordance with its specified terms or if they otherwise breach its provisions; and that, accordingly, each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or requirement to post a bond or other security or otherwise, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

Other Agreements

The Confidentiality Agreement

Parent and Terns entered into a mutual confidential disclosure agreement, effective September 28, 2023, and as amended by Amendment No. 1 dated July 28, 2025, Amendment No. 2 dated December 22, 2025, and Amendment No. 3 effective as of February 6, 2026 (as amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, as amended, Parent and Terns agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any proprietary and non-public information each may make available to the other and their respective representatives with respect to Terns and its subsidiaries and their business and assets, and Parent’s interest therein, will not be disclosed or used for any purpose other than in connection with the parties’ evaluation of a potential business relationship or with exploring, negotiating and consummating a potential acquisition of Terns or any of its subsidiaries by Parent or Parent’s affiliates. The Confidentiality Agreement also includes customary standstill restrictions that terminate upon the occurrence of, among other things, Terns’ execution of a definitive agreement with a third party to acquire more than 50% of its outstanding voting securities. The Confidentiality Agreement does not restrict Parent from making confidential acquisition proposals to Terns’ Chief Executive Officer or the Terns Board, and does not include “don’t ask, don’t waive” or similar provisions prohibiting Parent from requesting that the Terns Board release it from its standstill obligations.

The foregoing summary description of the Confidentiality Agreement is only a summary and is qualified by reference to the Confidentiality Agreement, which is filed as Exhibits (d)(2), (d)(3), (d)(4) and (d)(5) to the Schedule TO herewith and incorporated herein by reference.

14. Dividends and Distributions

The Merger Agreement provides that during the Pre-Closing Period, except (a) as required or permitted under the Merger Agreement, applicable laws or to comply with certain material contracts, (b) with the prior written consent of Parent or (c) for certain customary exceptions or actions agreed between Parent and Terns and either set forth in the Merger Agreement or described in the Disclosure Letter, Terns will not, and will cause each of its subsidiaries not to, establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (including the Shares) or other equity interests or voting interests.

15. Conditions to the Offer

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for any Shares validly tendered pursuant to the Offer at any scheduled Expiration Time, if any of the conditions set forth below is not satisfied or waived in writing by Parent and Purchaser (to the extent waivable by Parent and Purchaser) as of the Expiration Time:

•

the number of Shares validly tendered (and not validly withdrawn), considered together with all other Shares (if any) owned by Parent and its affiliates (but excluding Shares that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), would represent one more Share than 50% of the total number of Shares issued and outstanding as of immediately following the consummation of the Offer (the “Minimum Condition”);

•	the representations and warranties of Terns as set forth:

•

in the first two sentences of Section 3.1(a) (Organization; Subsidiaries) and in Section 3.2 (Authority; Binding Nature of Agreement), Section 3.3(a)(i) (Non-Contravention; Consents), the portions of Section 3.4 (Capitalization) not addressed by the third sub-bullet below, Section 3.22 (Takeover Laws) and Section 3.24 (Brokers and Other Advisors) of the Merger Agreement being accurate (a) in all respects, to the extent any such representations and warranties are qualified by “Material Adverse Effect” (as defined below) or “materiality” qualifications in the text thereof and (b) otherwise, in all material respects, in each case as of the date of the Merger Agreement and as of the Expiration Time as if made on and as of the Expiration Time (except to the extent any such representation or warranty expressly relates to an earlier date, in which case such representations and warranties need only be so accurate as of such date);

•

in Section 3.6(b) (No Material Adverse Effect) of the Merger Agreement being accurate in all respects as of the date of the Merger Agreement and as of the Expiration Time as if made on and as of the Expiration Time;

•

in the first sentence of Section 3.4(a) (Capitalization), in the first and second sentences of Section 3.4(d) (Capitalization) and in Section 3.4(f) (Capitalization) of the Merger Agreement being accurate in all respects, except for de minimis inaccuracies, as of the date of the Merger Agreement and as of the Expiration Time as if made on and as of the Expiration Time (except to the extent any such representation or warranty expressly relates to an earlier date, in which case such representations and warranties need only be so accurate as of such date); and

•

in the Merger Agreement (other than those referred to in the three sub-bullets above) being accurate (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties), as of the date of the Merger Agreement and as of the Expiration Time as if made on and as of the Expiration Time (except to the extent any such representation or warranty expressly relates to an earlier date, in which case such representations and warranties need only be so accurate as of such date), except where the failure of such representations and warranties to be so accurate would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (the conditions in this sub-bullet and the three foregoing sub-bullets, collectively, the “Representations Condition”);

•

Terns having complied with or performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the Expiration Time (or any failure to comply or perform having been cured by such time) (the “Obligations Condition”);

•	since the execution and delivery of the Merger Agreement, there not having occurred a Material Adverse Effect which is continuing as of the Expiration Time (the “No MAE Condition”);

•

Parent and Purchaser having received a certificate executed on behalf of Terns by Terns’ Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the No MAE Condition have been satisfied (the “Certificate Condition”);

•

any waiting period or extension thereof applicable to the Offer under the HSR Act having expired or been terminated and there not being in effect any voluntary agreement between Parent and Terns, on the one hand, and the FTC or DOJ, on the other hand, pursuant to which Parent and Terns have agreed not to consummate the Offer or the Merger (together, the “HSR Clearance Condition”);

•

there not having been issued by any governmental body of competent jurisdiction and remaining in effect any order, judgment, writ, award, decision, decree, injunction or ruling (whether temporary, preliminary or permanent) that is binding under applicable law and which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, and there not having been any law promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which remains in effect and which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (together, the “No Restraints Condition”); and

•	the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”).

The Offer is not subject to any financing condition. The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement, as described above under “—Section 1—Terms of the Offer.” The foregoing conditions are for the sole benefit of Parent and Purchaser. Except for the Minimum Condition, the Termination Condition, the HSR Clearance Condition and the No Restraints Condition, the foregoing conditions may be waived by Parent or Purchaser in whole or in part in the sole discretion of Parent or Purchaser, to the extent permitted under applicable law. If Parent or Purchaser waives a material condition to the Offer, it will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law.

A “Material Adverse Effect” means any event, occurrence, circumstance, change or effect which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of Terns and its subsidiaries, taken as a whole; but none of the following will be deemed to constitute or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect:

(a) any change in the market price or trading volume of the Shares or change in Terns’ credit ratings (but the underlying causes of any such change may be considered in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent not otherwise excluded);

(b) any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or performance of the Transactions (other than for purposes of certain representations and warranties in the Merger Agreement pertaining to such matters and the portion of the Representations Condition relating to such representations and warranties);

(c) any event, occurrence, circumstance, change or effect generally affecting the industries in which Terns and its subsidiaries operate or in the economy generally or other general business, financial or market conditions;

(d) only to the extent not involving (A) any action taken (or the failure to take any action) by or at the direction of Terns constituting common law fraud or a violation of applicable law, (B) any willful or material failure on the part of Terns to comply with the then-approved clinical protocol for the development of TERN-701 or (C) any governmental body issuing to Terns any order that imposes a clinical hold on the development of TERN-701, the result of which would reasonably be likely to result in a termination of, or a delay of 12 months or longer in dosing patients in, any clinical trials of TERN-701: (i) any regulatory, health, safety, preclinical, clinical, manufacturing or supply chain event, occurrence, circumstance, change or effect (or announcement thereof), in each case, relating to or affecting any product or product candidate of the Terns or its subsidiaries or of any of their competitors, including any results, outcomes or data (including results or data based on adverse events) arising from preclinical or clinical development of such products or product candidates and any manufacturing or supply chain disruptions or delays affecting any such product or product candidate, or (ii) any event, occurrence, circumstance, change or effect relating to pricing, reimbursement, coverage or payor rules, market entry, or threatened market entry, in each case, with respect to any product or product candidate of Terns or its subsidiaries or of any of their competitors (the events, occurrences, circumstances, changes or effects set forth in subclauses (i) and (ii) of this clause (d), “Regulatory Effects”);

(e) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency or interest rates;

(f) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, natural disaster, act of god, epidemic, pandemic, trade war, tariff or any other similar event;

(g) the failure of Terns to meet internal or analysts’ expectations or projections (but the underlying causes of such failure may be considered in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent not otherwise excluded);

(h) any adverse effect arising from any action taken by Terns at the written direction of Parent or any action specifically required to be taken by Terns under the Merger Agreement, or the failure of Terns to take any action that it is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent has unreasonably withheld its consent thereto after a written request for such consent pursuant to the Merger Agreement;

(i) any event, occurrence, circumstance, change or effect resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective affiliates; or

(j) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in any law or GAAP (or interpretations of any law or GAAP) after the date of the Merger Agreement.

Any event, occurrence, circumstance or effect referred to in the foregoing clauses (c), (e), (f) and (j) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect solely to the extent such event, occurrence, circumstance, change or effect disproportionately affects Terns and its subsidiaries relative to other participants in the industries in which they operate (in which case, solely such disproportionate adverse effect may be so taken into account).

16. Certain Legal Matters; Regulatory Approvals

General

Based on our examination of publicly available information filed by Terns with the SEC and a review of certain information furnished by Terns to Purchaser, we are not aware of any governmental license or regulatory permit that appears to be material to Terns’ business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental authority or agency, domestic, foreign or super national, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any approval or other action not described below. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Terns’ business or certain parts of Terns’ business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “—Section 15—Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, Terns is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Parent and Purchaser have represented and warranted to Terns in the Merger Agreement that neither Parent nor Purchaser is, or during the three years prior to the date of the Merger Agreement has been, an “interested stockholder” of Terns as defined in Section 203 of the DGCL. Terns has represented to Purchaser in the Merger Agreement that, assuming the accuracy of certain representations and warranties made by Parent and Purchaser, the Terns Board has taken and will take all actions so that the restrictions contained in Section 203 of the DGCL or any other similar takeover laws are inapplicable to the execution, delivery and performance of the Merger Agreement and to the consummation of the Offer, the Merger and the other Transactions.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Terns conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws. If any such takeover law becomes, or purports to be, applicable to the Transactions, each of Parent and Terns and the members of their respective boards of directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated in the Merger Agreement and otherwise act to lawfully eliminate the effect of any takeover law on any of the Transactions.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “—Section 15—Conditions to the Offer.”

U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and Terns will promptly, and no later than April 14, 2026, file with the Antitrust Division and the FTC a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 calendar days following the filing of the Premerger Notification and Report Form, but this period may change if the FTC and the Antitrust Division exercise their discretion to terminate the waiting period early or if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-calendar day waiting period (which it may do in its sole discretion only once and thereafter only with the written consent of Terns), or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, ten calendar days after substantial compliance with such request. Thereafter, Parent and Terns will be free to complete the Offer and the Merger unless otherwise agreed with the reviewing agency or doing so would be prohibited by court order. See “—Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “—Section 13—The Transaction Documents—The Merger Agreement—Termination of the Merger Agreement” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Regulatory Undertakings

See “—Section 13—The Transaction Documents—Efforts to Consummate the Transactions.”

17. Fees and Expenses

We have retained Innisfree M&A Incorporated to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous

The Offer is not being made to holders in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer or acceptance thereof would be prohibited by securities, blue sky or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action pursuant to a valid state statute, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in that state. In those jurisdictions where applicable laws or regulations require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or make any representation on behalf of Parent, Purchaser or any of their respective affiliates, not contained in this Offer to Purchase or in the related Letter of Transmittal.

We have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, Terns will file the Schedule 14D-9, together with the exhibits thereto, setting forth the Terns Board Recommendation and furnishing certain additional related information. Our Schedule TO, the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning Terns” and “—Section 9—Certain Information Concerning Parent and Purchaser” above.

Thailand Merger Sub, Inc.

April 7, 2026

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MERCK & CO., INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Merck & Co., Inc. are set forth below. The business address of each director and officer is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. All directors and executive officers listed below are United States citizens. Directors of Merck & Co., Inc. are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Douglas M. Baker, Jr.*	Douglas M. Baker, Jr. has served as a Director of Merck & Co., Inc. from 2022 to present. He has served as a Founding Partner of E2SG Partners, a company that invests in environmentally sustainable technologies with a principal address of 212 3rd Ave North, Suite 575, Minneapolis, MN 55401, from 2022 to present. He held the position of Executive Chairman of Ecolab Inc., a provider of water and hygiene services and technologies for the food, hospitality, industrial and energy markets, from 2021 to 2022 and previously served as the Chairman and Chief Executive Officer from 2006 to 2020. He has also served as a director of Target Corporation from 2013 to present.

Mary Ellen Coe*	Mary Ellen Coe has served as a Director of Merck & Co., Inc. from 2019 to present. She has held the position of Chief Business Officer, YouTube Inc., a video sharing service company with a principal address of 901 Cherry Ave, San Bruno, CA 94066, from 2022 to present. She was previously President, Google Customer Solutions from 2017 to 2022.

Pamela J. Craig*	Pamela J. Craig has served as a Director of Merck & Co., Inc. from 2015 to present. She has also served as Director of Progressive Insurance from 2018 to present and of Corning Incorporated from 2021 to present. She was formerly a director of 3M Company from 2019 to 2023.

Robert M. Davis*	Robert M. Davis has served as the Chairman, Chief Executive Officer and President of Merck & Co., Inc. from 2022 to present. At Merck & Co., Inc., he previously served as Chief Executive Officer and President from 2021 to 2022, the Chief Financial Officer and Executive Vice President, Global Services from 2016 to 2021. He has served as a director of Duke Energy Corporation from 2018 to present.

Thomas H. Glocer*	Thomas H. Glocer has served as a Director of Merck & Co., Inc. from 2007 to present. From 2012 to present, he has been a Founder and Managing Partner of Angelic Ventures LP, a family office investing in early-stage technology companies with a principal address of 845 3rd Avenue, 4th Floor, New York, NY 10022. He has served as a director of Morgan Stanley from 2013 to present, and of Publicis Groupe from 2016 to present.

Surendralal Karsanbhai*	Surendralal Karsanbhai has served as a Director of Merck & Co., Inc. from 2025 to present. He has served as President and Chief Executive Officer of Emerson Electric Co., a technology and software company with a principal address of 8027 Forsyth Boulevard, St. Louis, MO 63105, since 2021. He previously served as Executive President, Emerson Automation Solutions, from 2018 to 2021.

Sch I-1

Name	Current Principal Occupation or Employment and Five-Year Employment History
Risa J. Lavizzo- Mourey, M.D.*	Risa J. Lavizzo-Mourey has served as a Director of Merck & Co., Inc. from 2020 to present. She has served as President Emerita, from 2017 to present of Robert Wood Johnson Foundation, a healthcare-focused philanthropic organization with a principal address of 50 College Road East, Princeton, NJ 08540. She has also served as the Robert Wood Johnson Foundation Population Health and Health Equity Professor Emerita at the University of Pennsylvania from 2021 to the present. She has served as a director of GE HealthCare Technologies, Inc. since 2023. She previously served as a director of Intel Corporation from 2018 to 2025, Better Therapeutics from 2021 to 2023, and General Electric Company from 2017 to 2023.

Stephen L. Mayo, Ph.D.*	Stephen L. Mayo has served as a Director of Merck & Co., Inc. from 2021 to present. From 2007 to present, he has served as the Bren Professor of Biology and Chemistry at the California Institute of Technology, with a principal address of 1200 East California Boulevard, Pasadena, California 91125, where he has held a number of other roles, including Chair of the Division of Biology & Biological Engineering and Vice Provost for Research. He has served as a director of each of Allogene Therapeutics and Sarepta Therapeutics since 2021.

Paul B. Rothman, M.D.*	Paul B. Rothman has served as a Director of Merck & Co., Inc. from 2015 to present. From 2012 to 2022, he held the positions of Dean of the Medical Faculty and Vice President for Medicine of Johns Hopkins University and Chief Executive Officer of Johns Hopkins Medicine, with a principal address of 3400 N. Charles St., Baltimore, MD 21218. He has served as a director of Labcorp since 2023.

Patricia F. Russo*	Patricia F. Russo served as a Director of Schering-Plough Corporation from 1995 until 2009 when the company became Merck & Co., Inc. and has continued to serve as a Director of Merck & Co., Inc. from 2009 to present. From 2015 to present, she has held the position of Non-executive Chairman of Hewlett Packard Enterprise Company. She has served as a director of General Motors Company from 2009 to present and of KKR Management Inc. from 2011 to present.

Christine E. Seidman, M.D.*	Christine E. Seidman has served as a Director of Merck & Co., Inc. from 2020 to present. She has been the Thomas W. Smith Professor of Medicine and Genetics at Harvard Medical School/Brigham and Women’s Hospital, with a principal address of 75 Francis Street, Boston, MA, from 2005 to present.

Inge G. Thulin*	Inge G. Thulin has served as a Director of Merck & Co., Inc. from 2018 to present.

Kathy J. Warden*	Kathy J. Warden has served as a Director of Merck & Co., Inc. from 2020 to present. She has been the Chairman, Chief Executive Officer and President of Northrop Grumman Corporation, an aerospace and defense technology company, with a principal address of 2980 Fairview Park Drive, Falls Church, VA 22042, from 2019 to present.

Sanat Chattopadhyay	Sanat Chattopadhyay has served as Executive Vice President and President, Merck Manufacturing Division of Merck & Co., Inc. from 2016 to present.

Richard R. Deluca, Jr.	Richard R. Deluca, Jr. has served as Executive Vice President and President, Merck Animal Health, Merck & Co., Inc. from 2011 to present.

Sch I-1

Name	Current Principal Occupation or Employment and Five-Year Employment History
Brian Foard	Brian Foard has served as Executive Vice President and President, Specialty, Pharma & Infectious Diseases for Merck & Co., Inc. from March 2026 to present. Prior to this position, Mr. Foard served in various roles at Sanofi, a pharmaceutical company with a principal address of 55 Corporate Drive, Bridgewater, NJ 08807, including Executive Vice President, Specialty Care from 2024 to 2026, Head, Specialty Care North America, U.S. Country Lead from 2023 to 2024, and Global Franchise Head Immunology from 2020 to 2023.

Chirfi Guindo	Chirfi Guindo has served as Executive Vice President, Strategic Access, Policy and Communications of Merck & Co., Inc. from April 2026 to present. He also served as Chief Marketing Officer for Merck & Co., Inc. from 2022 to 2026. From 2018 to 2022, he was Executive Vice President and Head of Global Product Strategy and Commercialization at Biogen Inc. with a principal address of 225 Binney Street, Cambridge, Massachusetts 02142.

Betty Larson	Betty Larson has served as Executive Vice President and Chief Human Resources Officer of Merck & Co., Inc. from 2024 to present. She previously served as Chief People Officer of GE HealthCare, a health technology company with a principal address of 500 W. Monroe Street, Chicago, IL 60661, from 2022 to 2024, and as Executive Vice President and Chief Human Resources Officer of Becton, Dickinson and Company, a medical technology company with a principal address of 1 Becton Drive, Franklin Lakes, NJ 07417-1880, from 2018 to 2022.

Dean Y. Li	Dean Y. Li has served as Executive Vice President and President of Merck Research Laboratories from 2021 to present. He also served as Senior Vice President and Vice President in the Translational Medicine and Discovery functions at Merck & Co., Inc. from 2017 to 2021.

Caroline Litchfield	Caroline Litchfield has served as Executive Vice President and Chief Financial Officer of Merck & Co., Inc. from 2021 to present. She previously served as Senior Vice President, Treasurer from 2018 to 2021.

Jannie Oosthuizen	Jannie Oosthuizen has served as Executive Vice President and President, Oncology and MSD International of Merck & Co., Inc. from April 2026 to present. He also served as President, Merck Human Health U.S., Merck & Co., Inc. from 2022 to 2026, and previously served as Senior Vice President and Head of Global Oncology Commercial in 2021, and as Senior Vice President and President of MSD K.K. Japan from 2016 to 2020.

Dave Williams	Dave Williams has served as Chief Information and Digital Officer of Merck & Co., Inc. from 2020 to present and, immediately prior to that, as Acting Chief Information and Digital Officer from 2019 to 2020.

Jennifer L. Zachary	Jennifer L. Zachary has served as the Executive Vice President and General Counsel of Merck & Co., Inc. from 2018 to present.

Sch I-1

MANAGERS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each manager and executive officer of Parent are set forth below. The business address of each manager and officer is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. All managers and executive officers listed below are United States citizens. Managers of Parent are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Dalton Smart*	Manager and President of Parent. He has served as Senior Vice President Finance – Global Controller since December 2023 and Vice President, Internal Audit from 2015 to 2023.

Melissa Leonard*	Manager, Senior Vice President and Treasurer of Parent. She has served as Senior Vice President and Treasurer since 2024, VP, Finance Manufacturing from 2021 to 2024, and AVP, Organon Transition Management Lead from 2020 to 2021.

Jon Filderman*	Manager and Vice President of Parent. Jon Filderman has served as Vice President since 2020.

Gary Henningsen	Senior Vice President – Tax of Parent. Gary A. Henningsen, Jr. has served as Senior Vice President, Corporate Tax from 2022 to present and Vice President, Tax Planning from 2020 to 2022.

Timothy Dillane	Assistant Treasurer of Parent. Timothy G. Dillane has served as Assistant Treasurer from 2018 to present.

Mark Walker	Assistant Treasurer of Parent. Mark Walker has served as Assistant Treasurer since 2025. He has served in a variety of roles since joining in 2006, including as Finance Lead for the U.S. Oncology franchise from 2023 – 2025.

Robert Swartwood	Assistant Treasurer of Parent. Robert V. Swartwood has served as Assistant Treasurer since January 2022. Prior to that, he served as Director of Treasury Planning & Foreign Exchange Risk Management from 2020 to 2022, and as Director of Foreign Exchange Risk Management from 2015 to 2019.

Kelly E.W. Grez	Secretary of Parent. Kelly E.W. Grez has served as AVP, Legal since 2022. Prior to that, she served as Executive Director, Legal from 2020 to 2022.

Karen R. Ettelman	Assistant Secretary of Parent. Karen R. Ettelman has served as Senior Specialist, Legal since 2021 and, prior to that, as Specialist, Legal Support, Corporate Transactions from 2017 to 2021.

Sch I-2

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. The business address of each director and officer is 126 East Lincoln Avenue, P.O. Box 2000, Rahway, New Jersey 07065. All directors and executive officers listed below are United States citizens. Directors of Purchaser are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Dalton Smart*	Director and President of Parent. He has served as Senior Vice President Finance – Global Controller since December 2023 and Vice President, Internal Audit from 2015 to 2023.

Melissa Leonard*	Director, Senior Vice President and Treasurer of Purchaser. She has served as Senior Vice President and Treasurer since 2024, VP, Finance Manufacturing from 2021 to 2024, and AVP, Organon Transition Management Lead from 2020 to 2021.

Jon Filderman*	Director and Vice President of Purchaser. Jon Filderman has served as Vice President since 2020.

Gary Henningsen	Senior Vice President – Tax of Purchaser. Gary A. Henningsen, Jr. has served as Senior Vice President, Corporate Tax from 2022 to present and Vice President, Tax Planning from 2020 to 2022.

Timothy Dillane	Assistant Treasurer of Purchaser. Timothy G. Dillane has served as Assistant Treasurer from 2018 to present.

Mark Walker	Assistant Treasurer of Purchaser. Mark Walker has served as Assistant Treasurer since 2025. He has served in a variety of roles since joining in 2006, including as Finance Lead for the U.S. Oncology franchise from 2023 – 2025.

Robert Swartwood	Assistant Treasurer of Purchaser. Robert V. Swartwood has served as Assistant Treasurer since 2022. Prior to that, he served as Director of Treasury Planning & Foreign Exchange Risk Management from 2020 to 2022, and as Director of Foreign Exchange Risk Management from 2015 to 2019.

Kelly E.W. Grez	Secretary of Purchaser. Kelly E.W. Grez has served as AVP, Legal since 2022. Prior to that, she served as Executive Director, Legal from 2020 to 2022.

Karen R. Ettelman	Assistant Secretary of Purchaser. Karen R. Ettelman has served as Senior Specialist, Legal since 2021 and, prior to that, as Specialist, Legal Support, Corporate Transactions from 2017 to 2021.

Sch I-3

The Letter of Transmittal and any required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Registered, Certified Mail or Overnight Courrier:

Computershare Trust Company, N.A.

c/o Voluntary Corporate Actions; COY: TERN

150 Royall Street, Suite V

Canton, MA 02021

By First Class Mail:

Computershare Trust Company, N.A.

c/o Voluntary Corporate Actions; COY: TERN

P.O. Box 43011

Providence, RI 02940-3011

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you may contact the Information Agent at its address and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 750-2689

Banks and Brokers may call collect: (212) 750-5833